                                                           EXHIBIT 99(a)(5)



                        HALL, KINION & ASSOCIATES, INC.

               OFFER TO EXCHANGE OUTSTANDING OPTIONS TO PURCHASE
           SHARES OF COMMON STOCK OF HALL, KINION & ASSOCIATES, INC.
              HAVING AN EXERCISE PRICE PER SHARE OF $15.00 OR MORE

                               ----------------

                     THE OFFER AND WITHDRAWAL RIGHTS EXPIRE
               AT 12:00 MIDNIGHT, PACIFIC TIME ON JULY 17, 2001,
        UNLESS THE OFFER IS EXTENDED BY HALL, KINION & ASSOCIATES, INC.

                               ----------------

   Hall, Kinion & Associates, Inc., which we refer to as "we," "the company" or "Hall Kinion," is offering employees the opportunity to exchange certain outstanding stock options to purchase shares of our common stock granted under the Hall, Kinion & Associates, Inc. 1995 Incentive Stock Option Plan (the "1995 Plan"), the Hall, Kinion & Associates, Inc. 1996 Stock Option Plan (the "1996 Plan"), the Hall, Kinion & Associates, Inc. 1997 Stock Option Plan (the "1997 Plan"), the Hall, Kinion & Associates, Inc. 2000 Employee Stock Option Plan (the "2000 Plan") and the Hall, Kinion & Associates, Inc. IT Professional Stock Option Plan (the "IT Plan", and with the "1995 Plan," the "1996 Plan," the "1997 Plan" and the "2000 Plan," the "option plans") that have an exercise price per share of $15.00 or more, for new options we will grant under the applicable option plans. We are making this offer upon the terms and subject to the conditions set forth in this offer to exchange and in the related cover letter and letter of transmittal (which together, as they may be amended from time to time, constitute the "offer"). The number of shares of common stock subject to new options to be granted to each option holder will be equal to ninety-five percent (95%) of the number of shares subject to the options tendered by such option holder and accepted for exchange by us. We will grant the new options on the first business day which is at least six months and one day following the date we cancel the options accepted by us for exchange. You may only tender options for all or none of the shares of common stock subject to an individual grant, which means that if you decide to tender any options subject to a specific grant, you must tender all of the options subject to that grant that remain outstanding. In addition, if you tender any of your options for exchange, you will be required to also tender all options granted to you during the six months immediately prior to the business day after the expiration date that have an exercise price that is less than the lowest exercise price of the options that you tender pursuant to this offer to exchange. For example, if you have been granted options with an exercise price of $7.00 within the period six months prior to the business day after the expiration date, and you have also been granted options prior to such six month period with an exercise price of $30.00, then you cannot choose to keep the options with the $7.00 exercise price and tender for cancellation the options with the $30.00 exercise price. You must choose to either keep or cancel both options. If you attempt to tender some of your options but do not include all of the options granted to you within the past six months, your entire tender will be rejected.

   This offer is not conditioned upon a minimum number of options being tendered. This offer is subject to conditions which we describe in Section 6 of this offer to exchange.

   If you tender options for exchange as described in the offer, we will grant you new options under the applicable option plan, pursuant to a new option agreement between us and you. The exercise price of the new options will be equal to the last reported sale price of our common stock on the Nasdaq National Market on the date of grant. The new options will have the same vesting schedules as the options you tender for exchange until fully vested.

   ALTHOUGH OUR BOARD OF DIRECTORS HAS APPROVED THIS OFFER, NEITHER WE NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR OPTIONS FOR EXCHANGE. YOU MUST MAKE YOUR OWN DECISION WHETHER TO TENDER YOUR OPTIONS.

   Shares of our common stock are quoted on the Nasdaq National Market under the symbol "HAKI." On June 15, 2001, the last reported sale price of the common stock on the Nasdaq National Market was $7.85 per share. WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK BEFORE DECIDING WHETHER TO TENDER YOUR OPTIONS.

   You should direct questions about this offer or requests for assistance or for additional copies of the offer to exchange or the letter of transmittal to Hall, Kinion & Associates, Inc., Attention: David Healey, 2570 North First Street, Suite 400, San Jose, California 95131 (telephone: (408) 895-5210, fax:
(408) 383-0938 and e-mail: dhealey@hallkinion.com).

                               ----------------

                                   IMPORTANT

   If you wish to tender your options for exchange, you must complete and sign the attached letter of transmittal in accordance with its instructions, and mail, fax or otherwise deliver it and any other required documents to us at Hall, Kinion & Associates, Inc., Attention: David Healey, 2570 North First Street, Suite 400, San Jose, California 95131. Delivery by e-mail will not be accepted.

   We are not making this offer to, nor will we accept any tender of options from or on behalf of, option holders in any jurisdiction in which the offer or the acceptance of any tender of options would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take any actions necessary for us to make this offer to option holders in any such jurisdiction.

   THIS OFFER TO EXCHANGE IS NOT AN OFFER TO THE PUBLIC IN THE U.K. WITHIN THE MEANING OF THE U.K. PUBLIC OFFERS OF SECURITIES REGULATIONS 1995 AND IS BEING MADE ONLY TO PERSONS IN THE U.K. WHO FALL WITHIN AN EXEMPTION FROM SUCH REGULATIONS.

   THIS OFFER TO EXCHANGE HAS NOT BEEN APPROVED FOR THE PURPOSES OF SECTION 57 OF THE U.K. FINANCIAL SERVICES ACT 1986 ("FSA") BY A PERSON AUTHORIZED UNDER THE FSA. ACCORDINGLY, THIS OFFER TO EXCHANGE MAY ONLY BE ISSUED OR PASSED ON IN THE UNITED KINGDOM TO PERSONS WHO ARE OF A KIND DESCRIBED IN ARTICLES 3, 6 OR 11(3) OF THE FINANCIAL SERVICES ACT 1986 (INVESTMENT ADVERTISEMENTS) (EXEMPTIONS) ORDER 1996 OR ARE PERSONS TO WHOM THE OFFER TO EXCHANGE MAY OTHERWISE LAWFULLY BE ISSUED OR PASSED ON.

   WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR OPTIONS PURSUANT TO THE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT OR IN THE RELATED LETTER OF TRANSMITTAL. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

                               ----------------

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
SUMMARY TERM SHEET........................................................   4
INTRODUCTION..............................................................  11
THE OFFER.................................................................  12
  1. Number of Options; Expiration Date...................................  12
  2. Purpose of the Offer.................................................  12
  3. Procedures for Tendering Options.....................................  13
  4. Withdrawal Rights....................................................  14
  5. Acceptance of Options for Exchange and Issuance of New Options.......  15
  6. Conditions of the Offer..............................................  15
  7. Price Range of Common Stock Underlying the Options...................  17
  8. Source and Amount of Consideration; Terms of New Options.............  17
  9. Information Concerning Hall, Kinion & Associates, Inc................  21
 10. Interests of Directors and Officers; Transactions and Arrangements
  Concerning the Options..................................................  21
 11. Status of Options Acquired by Us in the Offer; Accounting
  Consequences of the Offer...............................................  22
 12. Legal Matters; Regulatory Approvals..................................  22
 13. Material U.S. Federal Income Tax Consequences........................  22
 14. Certain Tax Consequences for U.K. Based Employees....................  24
 15. Extension of Offer; Termination; Amendment...........................  25
 16. Fees and Expenses....................................................  25
 17. Additional Information...............................................  26
 18. Forward Looking Statements; Miscellaneous............................  27

SCHEDULE A--Hall, Kinion & Associates, Inc.'s Unaudited Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations for the Quarterly Period ended April 1, 2001, filed on Form 10-Q on May 15, 2001.

SCHEDULE B--Results of Operations and Consolidated Audited Financial Statements and Supplementary Data and Management's Discussion and Analysis of Financial Condition from Hall, Kinion & Associates, Inc.'s Report for the Fiscal Year ended December 31, 2000, filed on Form 10-K on March 27, 2001.

SCHEDULE C--Information Concerning the Directors and Executive Officers of Hall, Kinion & Associates, Inc.

                               SUMMARY TERM SHEET

   The following are answers to some of the questions that you may have about this offer. We urge you to read carefully the remainder of this offer to exchange and the accompanying letter of transmittal because the information in this summary is not complete, and additional important information is contained in the remainder of this offer to exchange and the letter of transmittal. We have included references to the relevant sections in this offer to exchange where you can find a more complete description of the topics in this summary.

WHAT SECURITIES ARE WE OFFERING TO EXCHANGE?

   We are offering to exchange all stock options having an exercise price per share of $15.00 or more which are outstanding under our option plans or any lesser number of options that option holders properly tender in the offer, for new options under the option plans. (Section 1).

WHY ARE WE MAKING THE OFFER?

   Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock. We believe these options are unlikely to be exercised in the foreseeable future. By making this offer to exchange outstanding options for new options that will (1) have an exercise price equal to the fair market value of our common stock on the grant date, and (2) vest on the same schedule as the options tendered pursuant to this offer to exchange, we intend to provide our employees with the benefit of owning options that over time may have a greater potential to increase in value, create better performance incentives for employees and thereby maximize stockholder value. (Section 2).

WHY DON'T WE SIMPLY REPRICE THE CURRENT OPTIONS?

   "Repricing" existing options would result in variable accounting for such options, which may require us for financial reporting purposes to record additional compensation expense each quarter until such repriced options are exercised, cancelled or expired.

WHY CAN'T I JUST BE GRANTED ADDITIONAL OPTIONS?

   Granting large numbers of new options would have a negative impact on our dilution, outstanding shares and earnings per share.

WOULDN'T IT BE EASIER TO JUST QUIT AND GET REHIRED?

   This is not an available alternative because a re-hire and re-grant within six months of the option cancellation date would be treated the same as a repricing. Again, such a repricing would cause us to incur a variable accounting charge against earnings.

WHAT ARE THE CONDITIONS TO THE OFFER?

   The offer is not conditioned upon a minimum number of options being tendered. However, the offer is subject to a number of other conditions with regard to events that could occur prior to the expiration of the offer. These events include, among other things, a change in accounting principles, a lawsuit challenging the tender offer, a third-party tender offer for our common stock or other acquisition proposal or a change in your employment status with us. These and various other conditions are more fully described in Section 6.

ARE THERE ANY ELIGIBILITY REQUIREMENTS I MUST SATISFY AFTER THE EXPIRATION DATE OF THE OFFER TO RECEIVE THE NEW OPTIONS?

   To receive a grant of new options pursuant to the offer and under the terms of the option plans, you must be an employee of Hall Kinion or one of its subsidiaries from the date you tender options through the date we grant the new options. As discussed below, we will not grant the new options until the first business day which is at least six months and one day following the date we cancel the options accepted for exchange. IF YOU ARE NOT AN EMPLOYEE OF HALL, KINION & ASSOCIATES, INC. OR ONE OF OUR SUBSIDIARIES FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS, YOU WILL NOT RECEIVE ANY NEW OPTIONS IN EXCHANGE FOR YOUR TENDERED OPTIONS THAT HAVE BEEN ACCEPTED FOR EXCHANGE. YOU ALSO WILL NOT RECEIVE ANY OTHER CONSIDERATION FOR THE OPTIONS TENDERED IF YOU ARE NOT AN EMPLOYEE FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS. (Section 5).

HOW MANY NEW OPTIONS WILL I RECEIVE IN EXCHANGE FOR MY TENDERED OPTIONS?

   We will grant you new options to purchase the number of shares of our common stock which is equal to ninety-five percent (95%) of the number of shares of common stock subject to the options you tender.

WHAT WILL THE TERMS OF MY NEW OPTIONS BE?

   The new options that we grant will be granted under the same plan as the options we accept for cancellation, except that if your options were granted under the 1995 Plan or the 1996 Plan, your new options will be granted under the 1997 Plan because options grants may no longer be made under the 1995 Plan or the 1996 Plan. For example, if the options that we accept and cancel were granted under our 1995 Plan, the new options will be granted under our 1997 Plan. In our example, the terms of the new options will be subject to the terms and conditions of the 1997 Plan and a new option agreement between you and us, which will be substantially in the form of exhibit (d)(4) to the Tender Offer Statement on Schedule TO that we filed with the Securities and Exchange Commission on June 18, 2001. This form is generally the same form as the option agreement or agreements for your current options, except that if you are a U.K. based employee, there will be a change with respect to the transfer of the National Insurance Charge. (Sections 8 and 14).

   If the options that we accept and cancel were granted under our 2000 Plan, the new options will be granted under our 2000 Plan. In this case, the terms of the new options will be subject to the terms and conditions of the 2000 Plan and a new option agreement between you and us, which will be substantially in the form of exhibit (d)(4) to the Tender Offer Statement on Schedule TO that we filed with the Securities and Exchange Commission on June 18, 2001. This form is generally the same form as the option agreement or agreements for your current options, except that if you are a U.K. based employee, there will be a change with respect to the transfer of the National Insurance Charge. (Sections 8 and 14).

IF I CHOOSE TO TENDER OPTIONS FOR EXCHANGE, DO I HAVE TO TENDER ALL MY OPTIONS?

   You must tender a full option grant. We are not accepting partial tenders of an individual option grant. For example, if you hold an option to purchase 3,000 shares of common stock at an exercise price of $25.00 per share, you must either tender all or none of such options; you cannot tender only part of the option and retain the remainder of the option. If you attempt to tender some of your options but do not include all of the options granted to you after six months prior to the business day after the expiration date, your entire tender will be rejected. (Section 1) On the other hand, if you have multiple option grants, you may choose to tender one or more but not all of your grants. In addition, you will be required to tender all option grants that you received during the six months immediately prior to the business day following the expiration date that have an exercise price less than the lowest exercise price of any options that you tender for exchange pursuant to this offer to exchange. In other words, if you have been granted options with an exercise price of $7.00 within the period six months before the business day after the expiration date and have also been granted options prior to such six month period with an exercise price of $30.00, then you cannot choose to keep the options with the $7.00 exercise price and cancel the options with the $30.00 exercise price. You must chose to either keep or cancel both options. In other words, you cannot pick and choose specific options to cancel in this case.

WHEN WILL I RECEIVE MY NEW OPTIONS?

   We will grant the new options on the first business day that is at least six months and one day after the date that we cancel the options accepted for exchange. For example, if we cancel the tendered options accepted for exchange on July 18, 2001, the business day following the scheduled expiration date, the grant date of the new options will be on January 19, 2002. HOWEVER, IF YOU ARE NOT AN EMPLOYEE OF HALL KINION OR ONE OF OUR SUBSIDIARIES FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS, YOU WILL NOT RECEIVE ANY NEW OPTIONS IN EXCHANGE FOR YOUR TENDERED OPTIONS THAT HAVE BEEN ACCEPTED FOR EXCHANGE. YOU ALSO WILL NOT RECEIVE ANY OTHER CONSIDERATION FOR THE OPTIONS TENDERED IF YOU ARE NOT AN EMPLOYEE FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS. (Section 5).

WHY WON'T I RECEIVE MY NEW OPTIONS IMMEDIATELY AFTER THE EXPIRATION DATE OF THE OFFER?

   If we were to grant the new options on any date which is earlier than six months and one day after the date we cancel the options tendered for exchange, we would be required for financial reporting purposes to record compensation expense against our earnings. (Section 5).

IF I TENDER OPTIONS IN THE OFFER, WILL I BE ELIGIBLE TO RECEIVE OTHER OPTION GRANTS BEFORE I RECEIVE MY NEW OPTIONS?

   We intend to continue to review the option grants of all employees from time to time as part of our normal compensation program. As a result of this review, we may decide to grant you additional options. If we accept and cancel the options you tender in connection with the offer, however, the grant date and the pricing of any additional options that we may decide to grant to you will be deferred until a date that is at least six months and one day from the expiration of this offer. We have determined that it is necessary for us to defer the grant date and pricing of any such additional options to avoid incurring compensation expense against our earnings because of accounting rules that would apply to these interim option grants as a result of the offer. (Section 5).

WHAT WILL THE EXERCISE PRICE OF THE NEW OPTIONS BE?

   The exercise price of the new options will be equal to the last reported sale price of our common stock on the Nasdaq National Market on the date we grant the new options. Accordingly, we cannot predict the exercise price of the new options. HOWEVER, BECAUSE WE WILL NOT GRANT NEW OPTIONS UNTIL AT LEAST SIX MONTHS AND ONE DAY AFTER THE DATE WE CANCEL TENDERED OPTIONS ACCEPTED FOR EXCHANGE, THE NEW OPTIONS MAY HAVE A HIGHER EXERCISE PRICE THAN SOME OR ALL OF YOUR CURRENT OPTIONS. WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK BEFORE DECIDING WHETHER TO TENDER YOUR OPTIONS. (Section
8).

WHEN WILL THE NEW OPTIONS VEST?

   Your new options granted in this program will have the same vesting schedule as your canceled options. The vesting start date for the replacement option will be the same vesting start date that applied to the canceled option. You will receive vesting credit for the time between the cancellation date, which we expect to be July 18, 2001, and the replacement grant date as if the options you elect to cancel were outstanding throughout this period.

WILL I HAVE TO PAY TAXES IF I EXCHANGE MY OPTIONS IN THE OFFER?

   If you exchange your current options for new options, we believe that you will not be required under current law to recognize income for U.S. Federal or U.K. income tax purposes at the time of the exchange. We believe that the exchange will be treated as a non-taxable exchange. Further, at the date of grant of the new options, we believe that you will not be required under current law to recognize income for U.S. Federal or U.K. income tax purposes. However, we recommend that you consult with your own tax advisor to determine the tax consequences of this offer. If you are an employee based outside of the United States (e.g., the U.K.), we recommend that you consult with your own tax advisor to determine the tax consequences of the offer under the laws of the country in which you live and work. (Sections 13 and 14).

IF MY CURRENT OPTIONS ARE INCENTIVE STOCK OPTIONS, WILL MY NEW OPTIONS BE INCENTIVE STOCK OPTIONS?

   If you are a United States employee and you tender for cancellation incentive stock options, the new options we grant will also be incentive stock options to the extent they qualify under Section 422 of the Internal Revenue Code and to the extent possible under applicable tax laws. For an option to qualify as an incentive stock option, the value of the shares subject to an option that first become exercisable by the option holder in any calendar year cannot exceed $100,000, as determined by using the exercise price of the option. To the extent the value of the shares subject to the new option exceeds the $100,000 per year limitation, the remainder of the option will be treated for tax purposes as a nonstatutory stock option. If the new option has a higher exercise price than some or all of your current options, a portion of the new option may exceed the incentive stock option limitation. Because this is a grant of a new option, the applicable holding periods for incentive stock option tax treatment will start over. If your cancelled option is a nonstatutory stock option, the new option will be a nonstatutory stock option. For non-United States employees, the new options also will be nonstatutory stock options.

   In addition, if you choose not to accept this offer, it is possible that the Internal Revenue Service would decide that the right to exchange your incentive stock options under this offer is a "modification" of your incentive stock options. A successful assertion by the Internal Revenue Service that your incentive stock options are modified could extend the holding period of the incentive stock options to qualify for favorable tax treatment and cause a portion of your incentive stock options to be treated as nonqualified stock options.

WHAT HAPPENS TO OPTIONS THAT I CHOOSE NOT TO TENDER OR THAT ARE NOT ACCEPTED FOR EXCHANGE?

   Options that you choose not to tender for exchange or that we do not accept for exchange remain outstanding and retain their current exercise price and current vesting schedule. However, if you tender any options for exchange, you will be required to also tender all option grants that you received during the six months immediately prior to the date we cancel options accepted for exchange that have exercise prices that are less than the lowest exercise price of the options that you tender pursuant to this offer to exchange. If you do not tender these options, your entire tender will be rejected.

WHEN DOES THE OFFER EXPIRE? CAN THE OFFER BE EXTENDED, AND IF SO, HOW WILL I BE NOTIFIED IF IT IS EXTENDED?

   The offer expires on July 17, 2001, at 12:00 midnight, Pacific time, unless we extend it.

   Although we do not currently intend to do so, we may, in our discretion, extend the offer at any time. If the offer is extended, we will make a public announcement of the extension no later than 9:00 a.m. on the next business day following the previously scheduled expiration of the offer period. If the offer is extended, then the grant date of the new options will also be extended. (Section 15).

WHAT DO I NEED TO DO TO TENDER MY OPTIONS?

   If you decide to tender your options, you must deliver, before 12:00 midnight, Pacific time, on July 17, 2001, a properly completed and duly executed letter of transmittal and any other documents required by the letter of transmittal to Hall, Kinion & Associates, Inc., Attention: David Healey, 2570 North First Street, Suite 400, San Jose, California 95131, (fax:
(408) 383-0938). We will only accept a paper copy or a fax copy of your executed letter of transmittal. Delivery by e-mail will not be accepted.

   If the offer is extended by us beyond July 17, 2001, you must deliver these documents before the extended expiration of the offer.

   We reserve the right to reject any or all tenders of options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we expect to accept all properly and timely tendered options which are not validly withdrawn. Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept all such properly tendered options promptly after the expiration of the offer. (Section 5).

DURING WHAT PERIOD OF TIME MAY I WITHDRAW PREVIOUSLY TENDERED OPTIONS?

   You may withdraw your tendered options at any time before 12:00 midnight, Pacific time, on July 17, 2001. If we extend the offer beyond that time, you may withdraw your tendered options at any time until the extended expiration of the offer. To withdraw tendered options, you must deliver to us a written notice of withdrawal, or a fax thereof, with the required information while you still have the right to withdraw the tendered options.

   Once you have withdrawn options, you may re-tender options only by again following the delivery procedures described above. (Section 4).

CAN I HAVE AN EXAMPLE OF AN OFFER TO EXCHANGE?

   The following is a representative example of an offer to exchange for a hypothetical employee. Your situation is likely to vary in significant respects.

Assumptions:

 Original Date of Grant #1                June 1, 1998
 Number of Shares Underlying Grant #1     1,000 Shares
 Exercise Price of Grant #1               $6.00
 Original Date of Grant #2                August 1, 2000
 Number of Shares Underlying Grant #2     1,000 Shares
 Exercise Price of Grant #2               $40.00
 Original Vesting Schedule of Grant #2    250 shares vest August 1, 2001, and
                                          20.83 of the remaining shares vest
                                          monthly thereafter until fully vested
                                          on
                                          August 1, 2004.
 Original Date of Grant #3                December 1, 2000
 Number of Shares Underlying Grant #3     500 Shares
 Exercise Price of Grant #3               $18.00
 Original Vesting Schedule of Grant #3    125 shares vest December 1, 2001, and
                                          10.42 of the remaining shares vest
                                          monthly thereafter until fully vested
                                          on
                                          December 1, 2004.
 Original Date of Grant #4                May 1, 2001
 Number of Shares Underlying Grant #4     1,000 Shares
 Exercise Price of Grant #4               $7.00
 Original Vesting Schedule of Grant #4    250 shares vest May 1, 2002, and
                                          20.83 of the remaining shares vest
                                          monthly thereafter until fully vested
                                          on May 1, 2005.
 Hypothetical Stock Price on Replacement  $8.00
  Grant Date on or about January 19, 2002

   If you choose to participate in the exchange offer, using the above assumptions for the sake of illustration, if you choose to tender the options granted to you in Grant #2 or #3, you must tender the options to purchase all 1,000 shares granted to you in Grant #2 and the options to purchase all 500 shares granted to you in Grant #3. In addition, if you choose to tender the options granted to you in either Grant #2 or #3, you must also tender your options granted to you in Grant #4. However, you do not need to tender your options granted under Grant #1 because that grant was made more than six months prior to the cancellation date.

   If you choose to tender the options that you received in Grants #2, #3 and #4, on the hypothetical replacement grant date of January 19, 2002, you would have:

 Number of Shares Underlying New Options 950 Shares
  to Replace Grant #2
 Exercise Price of New Options           $8.00
 Vesting Schedule of New Options         354.15 shares would be vested on the
                                         replacement grant date, and 20.83 of
                                         the remaining shares vest monthly
                                         thereafter until fully vested on
                                         August 1, 2004 (assuming your
                                         employment with us continues
                                         throughout that time.)
 Number of Shares Underlying New Options 475 Shares
  to Replace Grant #3
 Exercise Price of New Options           $8.00
 Vesting Schedule of New Options         135.42 shares would be vested on the
                                         replacement grant date, and 10.42 of
                                         the remaining shares vest monthly
                                         thereafter until fully vested on
                                         August 1, 2004 (assuming your
                                         employment with us continues
                                         throughout that time.)
 Number of Shares Underlying New Options 950 Shares
  to Replace Grant #4
 Exercise Price of New Options           $8.00
 Vesting Schedule of New Options         No shares would be vested on the
                                         replacement grant date, and 250 shares
                                         would vest on May 1, 2002, and 20.83
                                         of the remaining shares vest monthly
                                         thereafter until fully vested on May
                                         1, 2005 (assuming your employment with
                                         us continues throughout that time.)

   If you do not participate in the exchange offer, you will continue to hold the options that you currently have.

WHAT HAPPENS IF WE ARE ACQUIRED DURING THE PERIOD AFTER YOUR OPTIONS ARE CANCELED BUT BEFORE YOU ARE GRANTED NEW OPTIONS?

   While we currently have no plans to enter into any such transaction, it is possible that prior to the replacement grant we might enter into an agreement for a merger or other similar transaction. These types of transactions could have substantial effects on our stock price, including substantial stock price appreciation. Depending on the structure of a transaction, option holders participating in this offer might be deprived of any further price appreciation in the common stock or deprived of the opportunity to participate in the option exchange program.

   We reserve the right, in the event of a merger or similar transaction, to take any actions we deem necessary or appropriate to complete a transaction that our board of directors believes is in the best interest of our company and our stockholders. This could include terminating your right to receive replacement options under this offer. If we were to terminate your right to receive replacement options under this offer in connection with such transaction, employees who tendered options for cancellation pursuant to this offer would not receive options to purchase our stock, or securities of the acquiror or any other consideration for their tendered options.

WHAT DO WE AND OUR BOARD OF DIRECTORS THINK OF THE OFFER?

   Although our board of directors has approved this offer, neither we nor our board of directors makes any recommendation as to whether you should tender or refrain from tendering your options. You must make your own decision whether to tender options.

WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE OFFER?

   For additional information or assistance, you should contact:

     Hall, Kinion & Associates, Inc.
     Attention: David Healey
     2570 North First Street, Suite 400
     San Jose, CA 95131
     telephone: (408) 895-5210
     fax: (408) 383-0938
     e-mail: dhealey@hallkinion.com

                                  INTRODUCTION

   Hall, Kinion & Associates, Inc. is offering to exchange all outstanding options to purchase shares of our common stock granted under the Hall, Kinion & Associates, Inc. 1995 Incentive Stock Option Plan (the "1995 Plan"), the Hall, Kinion & Associates, Inc. 1996 Stock Option Plan (the "1996 Plan"), the Hall, Kinion & Associates, Inc. 1997 Stock Option Plan (the "1997 Plan"), the Hall, Kinion & Associates, Inc. 2000 Employee Stock Option Plan (the "2000 Plan") and the Hall, Kinion & Associates, Inc. IT Professional Stock Option Plan (the "IT Plan", and with the 1995 Plan, the 1996 Plan, the 1997 Plan and the 2000 Plan, the "option plans") that have an exercise price per share of $15.00 or more, for new options that we will grant under the option plans. We are making this offer upon the terms and subject to the conditions set forth in this offer to exchange and in the related cover letter and letter of transmittal (which together, as they may be amended from time to time, constitute the "offer"). The number of shares of common stock subject to new options to be granted to each option holder will be equal to ninety-five percent (95%) of the number of shares subject to the options tendered by such option holder and accepted for exchange by us. We will grant the new options on the first business day which is at least six months and one day following the date we cancel the options accepted for exchange by us. You may tender options for all of the shares of common stock subject to your options. If you tender options for exchange, we will grant you new options under the option plans pursuant to a new option agreement between us and you. This offer is not conditioned upon a minimum number of options being tendered. However, you may only tender options for all or none of the shares of common stock subject to an individual grant. In addition, if you tender an option grant for exchange, you will be required to also tender for exchange all option grants that you received during the six months immediately prior to the business day after the expiration date that have an exercise price that is less than the lowest exercise price of the options that you tender pursuant to this offer to exchange. In other words, if you choose to tender any option grant for exchange, you must also tender all option grants received after January 17, 2001 that have an exercise price that is less than the lowest exercise price of the options that you tender pursuant to this offer to exchange. If you attempt to tender some of your options but do not include all of the options granted to you after January 17, 2001 that have an exercise price that is less than the lowest exercise price of the options that you tender pursuant to this offer to exchange, your entire tender will be rejected. In addition, this offer is subject to conditions which we describe in
Section 6 of this offer to exchange.

   If you tender options for exchange, we will grant you new options under the option plans pursuant to a new option agreement between us and you. The exercise price of the new options will be equal to the last reported sale price of our common stock on the Nasdaq National Market on the date of grant. The new options will have the same vesting period as the options you tender, and you will not lose the benefit of any vesting that has occurred on your current options.

   As of June 14, 2001, options to purchase 3,106,642 shares of our common stock were issued and outstanding under the option plans. Of these options, options to purchase 2,218,827 shares of our common stock had an exercise price per share of $15.00 or more. The shares of common stock issuable upon exercise of options we are offering to exchange represent approximately 71.4% of the total shares of common stock issuable upon exercise of all options outstanding under the option plans as of June 14, 2001.

   All options accepted by us pursuant to this offer will be canceled on the business day after the expiration date.

                                   THE OFFER

1. NUMBER OF OPTIONS; EXPIRATION DATE.

   Upon the terms and subject to the conditions of the offer, we are offering to exchange new options to purchase common stock under the option plans in return for all eligible outstanding options under the option plans that are properly tendered and not validly withdrawn in accordance with Section 4 before the "expiration date," as defined below. Eligible outstanding options are all options that have an exercise price per share of $15.00 or more. We will not accept partial tenders of options for any portion of the shares subject to your options. Therefore, you may only tender options for all or none of the shares of common stock subject to a particular option grant. In addition, if you tender an option grant for exchange, you will be required to also tender all option grants that you received during the six months immediately prior to the date we cancel tendered options accepted for exchange that have an exercise price that is less than the lowest exercise price of the options that you tender pursuant to this offer to exchange.

   If your options are properly tendered and accepted for exchange, you will be entitled to receive new options to purchase the number of shares of our common stock which is equal to ninety-five percent (95%) of the number of shares subject to the options or portion thereof that you tendered, subject to adjustments for any stock splits, stock dividends and similar events. All new options granted in exchange for options granted under the 1995 Plan will be subject to the terms of the 1995 Plan and to a new option agreement between us and you. All new options granted in exchange for options granted under the 1996 Plan will be subject to the terms of the 1996 Plan and to a new option agreement between us and you. All new options granted in exchange for options granted under the 1997 Plan will be subject to the terms of the 1997 Plan and to a new option agreement between us and you. All new options granted in exchange for options granted under the 2000 Plan will be subject to the terms of the 2000 Plan and to a new option agreement between us and you. All new options granted in exchange for options granted under the IT Plan will be subject to the terms of the IT Plan and to a new option agreement between us and you. IF YOU ARE NOT AN EMPLOYEE OF HALL, KINION & ASSOCIATES, INC. OR ONE OF OUR SUBSIDIARIES FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS, YOU WILL NOT RECEIVE ANY NEW OPTIONS IN EXCHANGE FOR YOUR TENDERED OPTIONS THAT HAVE BEEN ACCEPTED FOR EXCHANGE. YOU ALSO WILL NOT RECEIVE ANY OTHER CONSIDERATION FOR YOUR TENDERED OPTIONS IF YOU ARE NOT AN EMPLOYEE FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS. This means that if you die or quit or we terminate your employment prior to the date we grant the new options for any reason, you will not receive anything for the options that you tendered and we canceled.

   The term "expiration date" means 12:00 midnight, Pacific time, on July 17, 2001, unless and until we, in our discretion, have extended the period of time during which the offer will remain open, in which event the term "expiration date" refers to the latest time and date at which the offer, as so extended, expires. See section 14 for a description of our rights to extend, delay, terminate and amend the offer.

   For purposes of the offer, a "business day" means any day other than a Saturday, Sunday or U.S. Federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.


2. PURPOSE OF THE OFFER.

   We issued or assumed the options outstanding under the option plans for the following purposes:

  . to provide our employees an opportunity to acquire or increase a proprietary interest in us, thereby allowing us to attract and motivate our employees and creating a stronger incentive for our employees to expend maximum effort for our growth and success; and

  .  to encourage our employees to continue their employment by us.

   Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock. We believe these options are unlikely to be exercised in the foreseeable future. By making this offer to exchange outstanding options for new options that will have an exercise price equal to the market value of our common stock on the grant date, we intend to provide our employees with the benefit of owning options that over time may have a greater potential to increase in value, create better performance incentives for employees and thereby maximize stockholder value.

   Except as otherwise disclosed in this offer to exchange or in our filings with the SEC, we presently have no plans or proposals that relate to or would result in:

     (a) any material corporate transaction, such as a material merger, reorganization or liquidation, involving us or any of our subsidiaries;

     (b) any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

     (c) any material change in our present dividend rate or policy, or our indebtedness or capitalization;

     (d) any change in our present board of directors or management, including a change in the number or term of directors or to fill any existing board vacancies or to change any executive officer's material terms of employment;

     (e) any other material change in our corporate structure or business;

     (f) our common stock not being authorized for quotation in an automated quotation system operated by a national securities association;

     (g) our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934;

     (h) the suspension of our obligation to file reports pursuant to Section 15(d) of the Securities Exchange Act of 1934;

     (i) the acquisition by any person of any material amount of our securities or the disposition of any material amount of our securities; or

     (j) any change in our certificate of incorporation or bylaws, or any actions which may impede the acquisition of control of us by any person.

   Neither we nor our board of directors makes any recommendation as to whether you should tender your options, nor have we authorized any person to make any such recommendation. Note that the new options may have a higher exercise price than some or all of your current options. You are urged to evaluate carefully all of the information in this offer to exchange and to consult your own investment and tax advisors.

   You must make your own decision whether to tender your options for exchange.

3. PROCEDURES FOR TENDERING OPTIONS.

 Proper Tender of Options.

   To validly tender your options pursuant to the offer, you must, in accordance with the terms of the letter of transmittal, properly complete, duly execute and deliver to us the letter of transmittal, or a fax thereof, along with any other required documents. We will only accept a properly executed paper copy or a fax copy of your letter of transmittal and any other required documents. We will not accept delivery by e-mail. We must receive all of the required documents at 2570 North First Street, Suite 400, San Jose, California 95131, Attention: David Healey (fax: (408) 383-0938), before the expiration date. Your new options will be granted on a date at least six months and one day after the date that we cancel the tendered options accepted for exchange.

   THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING LETTERS OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE ELECTION AND RISK OF THE TENDERING OPTION HOLDER. IF DELIVERY IS BY MAIL, WE RECOMMEND THAT YOU USE REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ENSURE TIMELY DELIVERY. YOUR OPTIONS WILL NOT BE CONSIDERED TENDERED UNTIL WE RECEIVE THEM. WE WILL NOT ACCEPT DELIVERY BY E-MAIL.

 Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects.

   We will determine, in our discretion, all questions as to form of documents and the validity, form, eligibility, including time of receipt, and acceptance of any tender of options. Our determination of these matters will be final and binding on all parties. We may reject any or all tenders of options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we expect to accept all properly and timely tendered options which are not validly withdrawn. We may also waive any of the conditions of the offer or any defect or irregularity in any tender with respect to any particular options or any particular option holder. No tender of options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders, and no one will be liable for failing to give notice of any defects or irregularities.

 Our Acceptance Constitutes an Agreement.

   Your tender of options pursuant to the procedures described above constitutes your acceptance of the terms and conditions of the offer. OUR ACCEPTANCE FOR EXCHANGE OF YOUR OPTIONS TENDERED BY YOU PURSUANT TO THE OFFER WILL CONSTITUTE A BINDING AGREEMENT BETWEEN US AND YOU UPON THE TERMS AND SUBJECT TO THE CONDITIONS OF THE OFFER.

   Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept promptly after the expiration of the offer all properly tendered options that have not been validly withdrawn.

4. WITHDRAWAL RIGHTS.

   You may only withdraw your tendered options in accordance with the provisions of this section 4.

   You may withdraw your tendered options at any time before the expiration date. If the offer is extended by us beyond that time, you may withdraw your tendered options at any time until the extended expiration of the offer. In addition, unless we accept your tendered options for exchange before 12:00 midnight, Pacific time, on August 13, 2001, you may withdraw your tendered options at any time after August 13, 2001.


   To validly withdraw tendered options, you must deliver to us at the address set forth in Section 3 a written notice of withdrawal, or a fax thereof, with the required information, while you still have the right to withdraw the tendered options. The notice of withdrawal must specify the name of the option holder who tendered the options to be withdrawn, the grant date, exercise price and total number of option shares subject to each option to be withdrawn, and the number of option shares to be withdrawn. Except as described in the following sentence, the notice of withdrawal must be executed by the option holder who tendered the options to be withdrawn exactly as such option holder's name appears on the option agreement or agreements evidencing such options. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or another person acting in a fiduciary or representative capacity, the signer's full title and proper evidence of the authority of such person to act in such capacity must be indicated on the notice of withdrawal.

   You may not rescind any withdrawal, and any options you withdraw will thereafter be deemed not properly tendered for purposes of the offer, unless you properly re-tender those options before the expiration date by following the procedures described in Section 3.

   Neither we nor any other person is obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will anyone incur any liability for failure to give any such notice. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal. Our determination of these matters will be final and binding.

5. ACCEPTANCE OF OPTIONS FOR EXCHANGE AND ISSUANCE OF NEW OPTIONS.

   Upon the terms and subject to the conditions of this offer and as promptly as practicable following the expiration date, we expect to accept for exchange and cancel options properly tendered and not validly withdrawn before the expiration date. If we cancel options accepted for exchange on July 18, 2001, you will be granted new options on January 19, 2002, which is the first business day that is at least six months and one day following the date we intend to cancel options accepted for exchange. If the offer is extended, then the grant date of the new options will also be extended.

   We intend to continue to review the option grants of all employees from time to time as part of our normal compensation program. As a result of this review, we may decide to grant you additional options. If we accept and cancel the options you tender in connection with the offer, however, the grant date and the pricing of any additional options that we may decide to grant to you will be deferred until a date that is at least six months and one day from the expiration of this offer. We have determined that it is necessary for us to defer the grant date and pricing of any such additional options to avoid incurring compensation expense against our earnings because of accounting rules that would apply to these interim option grants as a result of the offer.

   Your new options will entitle you to purchase a number of shares of our common stock which is equal to ninety-five percent (95%) of the number of shares subject to the options or portion thereof you tender, subject to adjustments for any stock splits, stock dividends and similar events.

   PLEASE NOTE, HOWEVER, THAT IF YOU ARE NOT AN EMPLOYEE OF HALL, KINION & ASSOCIATES, INC. OR ONE OF OUR SUBSIDIARIES FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS, YOU WILL NOT RECEIVE ANY NEW OPTIONS IN EXCHANGE FOR YOUR TENDERED OPTIONS THAT HAVE BEEN ACCEPTED FOR EXCHANGE. YOU ALSO WILL NOT RECEIVE ANY OTHER CONSIDERATION FOR YOUR TENDERED OPTIONS IF YOU ARE NOT AN EMPLOYEE FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS. Certain employee leaves of absence that are approved by us in advance will not be deemed to constitute non-employment.

   For purposes of the offer, we will be deemed to have accepted for exchange options that are validly tendered and not properly withdrawn, if and when we give oral or written notice to the option holders of our acceptance for exchange of such options, which may be by press release. Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept promptly after the expiration of the offer all properly tendered options that are not validly withdrawn. Promptly after we accept tendered options for exchange, we will send each tendering option holder a letter indicating the number of shares subject to the options that we have accepted for exchange, the corresponding number of shares that will be subject to the new options and the expected grant date of the new options.

6. CONDITIONS OF THE OFFER.

   We will not be required to accept any options tendered for exchange, and we may terminate or amend the offer, or postpone our acceptance and cancellation of any options tendered for exchange, in each case, subject to Rule 13e-4(f)(5) under the Securities Exchange Act, if at any time on or after June 18, 2001 and before the expiration date, we determine that any of the following events has occurred and, in our reasonable judgment the occurrence of the event makes it inadvisable for us to proceed with the offer or to accept and cancel options tendered for exchange:

     (a) any threatened, instituted or pending action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the offer, the acquisition of some or all of the tendered options pursuant to the offer, the issuance of new options, or otherwise relates in any manner to the offer or that, in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of Hall, Kinion & Associates, Inc. or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the benefits that we believe we will receive from the offer;

     (b) any action is threatened, pending or taken, or any approval is withheld, or any statute, rule, regulation, judgment, order or injunction is threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

       (1) make the acceptance for exchange of, or issuance of new options for, some or all of the tendered options illegal or otherwise restrict or prohibit consummation of the offer or otherwise relates in any manner to the offer;

       (2) delay or restrict our ability, or render us unable, to accept for exchange, or issue new options for, some or all of the tendered options;

       (3) materially impair the benefits that we believe we will receive from the offer; or

       (4) materially and adversely affect the business, condition (financial or other), income, operations or prospects of our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries;

     (c) any change in generally accepted accounting standards which could or would require us for financial reporting purposes to record compensation expense against our earnings in connection with the offer;

     (d) a tender or exchange offer with respect to some or all of our common stock, or a merger or acquisition proposal for us, is proposed, announced or made by another person or entity or is publicly disclosed; or

     (e) any change or changes occurs in our business, condition (financial or other), assets, income, operations, prospects or stock ownership or in that of our subsidiaries that, in our reasonable judgment, is or may be material to us or our subsidiaries or materially impairs or may materially impair the benefits that we believe we will receive from the offer.

   The conditions to the offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them prior to the expiration date. We may waive them, in whole or in part, at any time and from time to time prior to the expiration date, in our discretion, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances is not a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this section 6 will be final and binding upon everyone.

7. PRICE RANGE OF COMMON STOCK UNDERLYING THE OPTIONS.

   Our common stock is quoted on the Nasdaq National Market under the symbol "HAKI." The following table shows, for the periods indicated, the high and low closing sales prices per share of our common stock as reported by the Nasdaq National Market.

                                                                   High   Low
                                                                  ------ ------
Fiscal year ended December 31, 1999
  Third Quarter.................................................. $12.13 $ 6.25
  Fourth Quarter.................................................  21.63   9.75
Fiscal year ended December 31, 2000
  First Quarter..................................................  31.50  15.88
  Second Quarter.................................................  35.38  20.00
  Third Quarter..................................................  46.25  25.56
  Fourth Quarter.................................................  28.66  15.25
Fiscal year ending December 31, 2001
  First Quarter..................................................  21.00   5.44
  Second Quarter (through June 14, 2001).........................  10.32   5.50

   As of June 15, 2001, the last reported sale price of our common stock, as reported by the Nasdaq National Market, was $7.85 per share. WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK BEFORE DECIDING WHETHER TO TENDER YOUR OPTIONS.

8. SOURCE AND AMOUNT OF CONSIDERATION; TERMS OF NEW OPTIONS.

 Consideration.

   We will issue new options to purchase common stock under the applicable option plan (the same option plan under which the eligible options were granted if the eligible options were granted under the 1997 Plan, the 2000 Plan or the IT Plan and under the 1997 Plan if the eligible options were granted under the 1995 Plan or the 1996 Plan) in exchange for outstanding eligible options properly tendered and accepted for exchange by us. The number of shares of common stock subject to new options to be granted to each option holder will be equal to ninety-five percent (95%) of the number of shares subject to the options tendered by such option holder and accepted for exchange, subject to adjustments for any stock splits, stock dividends and similar events. If we receive and accept tenders of all outstanding eligible options, we expect to grant new options to purchase a total of 2,107,886 shares of our common stock.

 Terms of New Options.

   The new options will be issued under the applicable option plan (the same option plan under which the eligible options were granted if the eligible options were granted under the 1997 Plan, the 2000 Plan or the IT Plan and under the 1997 Plan if the eligible options were granted under the 1995 Plan or the 1996 Plan) pursuant to a new option agreement between us and each option holder who has tendered options in the offer. The new option agreements will be substantially the same as the form option agreement attached as Exhibit (d)(4) to the Tender Offer Statement on Schedule TO that we filed with the SEC on June 18, 2001. Except with respect to the exercise price, manner of exercise, transfer of National Insurance Charge (for U.K. employees) and certain other terms specified in the offer, the terms and conditions of the new options will be substantially the same as the terms and conditions of the options tendered for exchange.

   The issuance of new options under this offer will not create any contractual or other right of the recipients to receive any future grants of stock options or benefits in lieu of stock options or any right of continued employment.

   The following description of the option plans and the new option agreements is only a summary, and may not be complete. For complete information please refer to the copies of the option plans and the new option agreements that have been filed with the SEC as exhibits to the Tender Offer Statement on Schedule TO. You may also contact us at Hall, Kinion & Associates, Inc., Attention:
David Healey, 2570 North First Street, Suite 400, San Jose, California 95131 (telephone: (408) 895-5210, fax: (408) 383-0938 and e-mail:
dhealey@hallkinion.com) to request copies of the option plans or the forms of the new option agreements, which will be provided at our expense.

   The following description summarizes the material terms of the option plans and the options granted under the option plans.

   General Information. Any remaining shares issuable pursuant to the 1995 Plan as of the effective date of the 1996 Plan has been transferred to the 1996 Plan.

   Any remaining shares issuable pursuant to the 1996 Plan as of the effective date of the 1997 Plan has been transferred to the 1997 Plan.

   The 1997 Plan provides that the total number of shares reserved and available for grant under that plan is currently 515,839. The number of shares of common stock available for issuance under the 1997 Plan automatically increase on the first trading day of each calendar year beginning on January 1, 1998 by an amount equal to three percent (3%) of the shares of common stock outstanding on the trading day immediately preceding the applicable January 1, but in no event shall any such annual increase exceed 500,000 shares. The compensation committee of our board of directors may grant options to employees (including officers and directors who are also employees) of the company or of a parent or subsidiary of the company. Each option granted under the plan is evidenced by an award agreement in such form and contain such provisions as the committee may from time to time approve, and which will comply with and be subject to the terms and conditions of the plan. The entering into of any such arrangement is referred as a "grant" of an "award."

   The 2000 Plan provides that the total number of shares reserved and available for grant under that plan is currently 253,650. The compensation committee of our board of directors may grant options to employees (including officers and directors who are also employees) of the company or of a parent or subsidiary of the company. Each option granted under the plan is evidenced by an award agreement in such form and contain such provisions as the committee may from time to time approve, and which will comply with and be subject to the terms and conditions of the plan. The entering into of any such arrangement is referred as a "grant" of an "award."

   The IT Plan provides that the total number of shares reserved and available for grant under that plan is currently 732,469. The compensation committee of our board of directors may grant options to employees (including officers and directors who are also employees) of the company or of a parent or subsidiary of the company. Each option granted under the plan is evidenced by an award agreement in such form and contain such provisions as the committee may from time to time approve, and which will comply with and be subject to the terms and conditions of the plan. The entering into of any such arrangement is referred as a "grant" of an "award."

   The option plans permit the granting of options intended to qualify as incentive options under the Internal Revenue Code and the granting of options that do not qualify as incentive options.

   Administration. The option plans are administered by the compensation committee of our board of directors consisting of two or more directors; provided that awards shall be approved by the board, the members of which are made up of certain non-employee directors of, and selected by, the board. Subject to the provisions of the 1995 Plan, the committee is authorized and empowered to do all things necessary or desirable in connection with the administration of the 1995 Plan, including, without limitation: (i) adopting rules, regulations, forms and procedures for the administration of the 1995 Plan and the related option agreements;

(ii) determining which persons are eligible to participate and to which of such participants, if any, awards will be granted; (iii) granting awards to participants and determining the terms and conditions thereof, including the number of shares of our common stock issuable pursuant thereto; and (iv) interpreting and construing the 1995 Plan and the terms and conditions of any award granted under the 1995 Plan.

   Subject to the general purposes, terms and conditions of the 1996 Plan, and to the direction of the board, the committee has full power to implement and administer the 1996 Plan. Without limitation, the committee has the authority to: (i) establish such rules and regulations as it may deem appropriate for proper administration of the 1996 Plan; (ii) to make such determinations under, and issue such interpretations of, the 1996 Plan and any outstanding options as it may deem necessary or advisable; (iii) select persons to receive awards,
(iv) determine the time or times when option grants are to be made; (v) determine the number of shares subject to awards; (vi) determine whether awards will be either an incentive stock option or a non-statutory option; (vii) determine the vesting and exercisability of awards; and (viii) the maximum term for which any option granted under the plan is to remain outstanding.

   Subject to the general purposes, terms and conditions of the 1997 Plan, and to the direction of the board, the committee has full power to implement and administer the 1997 Plan. Without limitation, the committee has the authority to determine, with respect to the option grants made under the 1997 Plan, (i) the persons to whom the option grants are to be made; (ii) the time or times when such option grants are to be made; (iii) the number of shares to be subject to each such grant; (iv) the time or times at which such option is to become exercisable; and (v) the maximum period for which the granted option is to remain outstanding.

   Subject to the general purposes, terms and conditions of the 2000 Plan, and to the direction of the board, the committee has full power to implement and administer the 2000 Plan. Without limitation, the committee has the authority to determine, with respect to the option grants made under the 2000 Plan, (i) the persons eligible to receive option grants; (ii) the time or times when such option grants are to be made; (iii) the number of shares to be covered by each such grant; (iv) the time or times at which such option is to become exercisable and the vesting schedule (if any) applicable to the option shares; and (v) the maximum term for which the granted option is to remain outstanding. The committee also has full power and authority to establish such rules and regulations as it may deem appropriate for proper administration of the 2000 Plan and to make determinations under and issue such interpretations of, the provisions of any outstanding options as it may deem necessary or advisable.

   Subject to the general purposes, terms and conditions of the IT Plan, and to the direction of the board, the committee has full power to implement and administer the IT Plan. Without limitation, the committee has the authority to determine, with respect to the option grants made under the IT Plan, (i) the persons to whom the option grants are to be made; (ii) the time or times when such option grants are to be made; (iii) the number of shares to be subject to each such grant; (iv) the time or times at which such option is to become exercisable; and (v) the maximum period for which the granted option is to remain outstanding.

   Exercise and Termination of Awards. The terms and conditions applicable to the exercise of awards and the events or occurrences which may trigger the acceleration, termination or forfeiture of the new options under the option plans are set forth in the applicable option plan and agreements entered into between us and the respective participant.

   Term. The term of each option under the option plans will be fixed by the compensation committee and may not exceed ten (10) years from the date of grant.

   No awards may be made under the 1995 Plan after the date ten (10) years from the date of adoption of the 1995 Plan.

   No awards may be made under the 1996 Plan on the earliest of (i) the expiration of ten years after the adoption of the 1996 Plan by the board of directors of Hall Kinion, (ii) the date on which all shares available for issuance under the 1996 Plan shall have been issued or (iii) the termination of all outstanding options in connection with a merger or consolidation in which 50% of the voting power of securities of Hall Kinion are transferred to persons different from the persons holding those securities immediately prior to such transaction or the sale or disposition of all or substantially all of Hall Kinion's assets in complete liquidation or dissolution of the company.

   The 1997 Plan shall terminate upon the earliest of (i) May 22, 2007, (ii) the date on which all shares available for issuance under the 1997 Plan have been issued pursuant to the exercise of the options under the 1997 Plan or
(iii) the termination of all outstanding options in connection with a merger or consolidation in which 50% of the voting power of securities of Hall Kinion are transferred to persons different from the persons holding those securities immediately prior to such transaction or the sale or disposition of all or substantially all of Hall Kinion's assets in complete liquidation or dissolution of the company.

   No awards may be made under the 2000 Plan on the earliest of (i) April 26, 2010, (ii) the date on which all shares available for issuance under the 2000 Plan shall have been issued pursuant to the exercise of the options under the 2000 Plan or (iii) the termination of all outstanding options in connection with a merger or consolidation in which 50% of the voting power of securities of Hall Kinion are transferred to persons different from the persons holding those securities immediately prior to such transaction or the sale or disposition of all or substantially all of Hall Kinion's assets in complete liquidation or dissolution of the company.

   Exercise Price. The exercise price of the new options to be granted pursuant to the offer will be equal to the last reported sale price of our common stock on the Nasdaq National Market on the date of grant.

   Vesting and Exercise. The compensation committee has the authority to determine at what time or times each option may be exercised and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. The exercisability of options may be accelerated by the compensation committee. The new options granted pursuant to the offer will vest under the same schedules as the options that are tendered for cancellation.

   Payment of Exercise Price. Exercise of new options under the option plans may be made, in whole or in part, by delivery of a written notice to us on any business day at our principal office addressed to the attention of [the compensation committee], which specifies the number of shares for which the option is being exercised and which is accompanied by payment in full of the applicable exercise price. Payment of the option exercise price for the new options under the option plans must be made by delivery of cash or a check payable to us or shares of common stock held for the requisite period necessary to avoid a charge to our company's earnings for financial reporting purposes. Under the 1997 Plan and the IT Plan, to the extent the option is exercised for vested shares, the exercise price may also be payable through a special sale and remittance procedure as further described in Article Two (I)(A(2)(iii) of the 1997 Plan and Article Two (I)(A(2)(iii) of the IT Plan.

   Amendment and Termination of the Option Plans. Our board may amend or terminate the option plans at any time and in any manner, subject to certain restrictions.

   No Stockholder Rights and Employment Rights. A participant shall have no stockholder rights with respect to the shares of our common stock subject to his or her outstanding awards until such shares are purchased in accordance with the provisions of the applicable option plan. Nothing in either of the option plans confers upon the participant any right to continue in our employ.

   Registration of Option Shares. All shares of common stock issuable upon exercise of options under the option plans, including the shares that will be issuable upon exercise of all new options to be granted pursuant to the offer, have been registered under the Securities Act of 1933 on a registration statement on Form S-8 filed with the SEC. Unless you are one of our affiliates, you will be able to sell your option shares free of any transfer restrictions under applicable securities laws.

   Tax Consequences. You should refer to Sections 13 and 14 for a discussion of the U.S. Federal income tax and U.K. tax consequences of accepting or rejecting the new options under this offer to exchange. In addition, if you are a U.K.- based employee, as a condition of the offer, the new option agreement between you and us will provide that you will accept liability for and to pay any applicable National Insurance Contributions when you exercise the new options. See Section 14. Whether you are an employee based inside or outside of the United States or the U.K., we recommend that you consult with your own tax advisor to determine the tax consequences of this transaction under the laws of the country in which you live and work.

9. INFORMATION CONCERNING HALL, KINION & ASSOCIATES, INC.

   Hall Kinion sources and delivers the most critical component of the Internet economy--human capital. As a leading talent source for the growing Internet economy, we provide specialized IT professionals on a short-term contract and permanent basis primarily to vendors of Internet technologies and, to a lesser extent, to users of technology. We believe we are well qualified to identify, screen and deliver the specific IT talent demanded by our clients because we have built thorough, long-term relationships with the vendors of Internet technologies and because we are successful at recruiting IT professionals with skills in leading edge technologies. Our clients include industry leaders such as Motorola, IBM and AT&T Wireless.

   We believe that our key competitive advantage is our ability to successfully recruit the best and brightest IT professionals. We have developed this advantage by building client relationships with technology industry leaders and communicating these relationships to the IT professional community. Our clients offer our IT professionals what we believe is their primary career objective; the opportunity to work on leading edge assignments in the Internet world. We have leveraged our competitive advantage to expand our business geographically. We began our company in Silicon Valley and have expanded our offices to additional markets with high concentrations of technology companies--the Silicon Valleys of the world.

   We have developed a scalable business model which helps us expand into new geographic markets. The cornerstone of our model is the rapid delivery of talent to our clients. We recognize that our clients operate in a time-sensitive environment in which their success is directly tied to their ability to bring their technology products and services to market ahead of their competition. We build strong, direct relationships with our clients' engineering managers in order to identify quickly their technology needs. We then actively network with the IT professional community and thoroughly search the Internet in order to identify the appropriate IT talent quickly.

   Our headquarters are located in San Jose, California. The address of our principal executive office is 2570 North First Street, Suite 400, San Jose, California 95131, where the telephone number is (408) 895-5200. Our Internet address on the worldwide web is http://www.hallkinion.com. Information contained on our website does not constitute a part of this offer to exchange.

   Financial Information. Attached as SCHEDULE A is Hall, Kinion & Associates, Inc.'s Unaudited Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations for the Quarterly Period ended April 1, 2001, filed on Form 10-Q on May 15, 2001. Attached as SCHEDULE B is Results of Operations and Consolidated Audited Financial Statements and Supplementary Data and Management's Discussion and Analysis of Financial Condition from Hall, Kinion & Associates, Inc.'s Report for the Fiscal Year ended December 31, 2000, filed on Form 10-K on March 27, 2001.

   See Section 17 ("Additional Information"), beginning on page 26, for instructions on how you can obtain complete copies of our SEC reports that contain audited and unaudited financial statements referenced above.

10. INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE OPTIONS.

   A list of our directors and executive officers is attached to this offer to exchange as SCHEDULE C. As of June 18, 2001, our ten executive officers and directors as a group beneficially owned options outstanding under the option plans to purchase a total of 1,619,000 shares of our common stock, which represented approximately 52% of the shares subject to all options outstanding under the plans as of that date. Of the 1,619,000 shares, 573,159 shares were vested and 1,045,841 shares were unvested as of June 14, 2001. Certain of these options have an exercise price per share greater than $15.00, and the remainder have an exercise price per share less than $15.00.

   On April 25, 2001, we granted to Anthony Cefalu, our Vice President of Finance, incentive stock options under our 1997 Plan to purchase 271 shares of our common stock at an exercise price of $7.16 per share. On April 25, 2001, we also granted to Mr. Cefalu non-qualified stock options under our 1997 Plan to purchase 3,729 shares of our common stock at an exercise price of $7.16 per share.

   On July 2, 2001, Herbert I. Finkelman, a member of our board of directors,
      ------
tendered for exchange stock options under our 1997 Plan to purchase 50,000 shares of our common stock at an exercise price of $26.125 per share.

   On July 2, 2001, Jack F. Jenkins-Stark, a member of our board of directors,
      ------
tendered for exchange stock options under our 1997 Plan to purchase 50,000 shares of our common stock at an exercise price of $26.125 per share.

   On July 10, 2001, Todd J. Kinion, a member of our board of directors,
      -------
tendered for exchange stock options under our 1997 Plan to purchase 50,000 shares of our common stock at an exercise price of $26.125 per share.

   On July 9, 2001, Jon H. Rowberry, a member of our board of directors,
      ------
tendered for exchange stock options under our 1997 Plan to purchase 50,000 shares of our common stock at an exercise price of $26.125 per share.

   On July 2, 2001, Michael C. Stein, a member of our board of directors,
      ------
tendered for exchange stock options under our 1997 Plan to purchase 50,000 shares of our common stock at an exercise price of $26.125 per share.


   Except as otherwise described above and ordinary course grants of stock options to employees who are not executive officers, there have been no transactions in options to purchase our common stock or in our common stock which were effected during the past 60 days by Hall Kinion or, to our knowledge, by any executive officer, director, affiliate or subsidiary of Hall Kinion.

11. STATUS OF OPTIONS ACQUIRED BY US IN THE OFFER; ACCOUNTING CONSEQUENCES OF THE OFFER.

   Options we acquire pursuant to the offer will be canceled and the shares of common stock subject to those options will be returned to the pool of shares available for grants of new options under the applicable option plan and for issuance upon the exercise of such new options. To the extent such shares are not fully reserved for issuance upon exercise of the new options to be granted in connection with the offer, the shares will be available for future awards to employees and other eligible plan participants without further stockholder action, except as required by applicable law or the rules of the Nasdaq National Market or any other securities quotation system or any stock exchange on which our common stock is then quoted or listed.

   Hall Kinion will also require each option holder to tender all option grants that he or she received during the six months immediately prior to the business day after the expiration date that have an exercise price that is less than the lowest exercise price of the options that you tender pursuant to this offer to exchange.

   We have determined that we will also incur compensation expense against our earnings if we grant any options to a tendering option holder between the date hereof and the date that we grant the new options. As a result, we will not grant any new options to a tendering option holder during the period prior to the date of the grant of the new options.

12. LEGAL MATTERS; REGULATORY APPROVALS.

   We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our exchange of options and issuance of new options as contemplated by the offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of our options as contemplated herein. Should any such approval or other action be required, we presently contemplate that we will seek such approval or take such other action. We are unable to predict whether we may determine that we are required to delay the acceptance of options for exchange pending the outcome of any such matter. We cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligation under the offer to accept tendered options for exchange and to issue new options for tendered options is subject to conditions, including the conditions described in Section 6.

13. MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES.

   The following is a general summary of the material U.S. Federal income tax consequences of the exchange of options pursuant to the offer. This discussion is based on the Internal Revenue Code, its legislative history, Treasury Regulations and administrative and judicial interpretations as of the date of the offer, all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders.

   If you exchange outstanding incentive or nonqualified stock options for new options, you will not be required to recognize income for U.S. Federal income tax purposes at the time of the exchange. We believe that the exchange will be treated as a non-taxable exchange. At the date of grant of the new options, you will not be required to recognize additional income for U.S. Federal income tax purposes. The grant of options is not recognized as taxable income.

   U.S. Federal Income Tax Consequences for Outstanding Incentive Stock Options. You will not be subject to any current income tax if you elect to exchange your incentive stock options in exchange for new options.

   Under current law you should not have realized taxable income when the incentive stock options were granted to you under the option plans. In addition, you generally will not realize taxable income when you exercise an incentive stock option. However, your alternative minimum taxable income will be increased by the amount that the aggregate fair market value of the shares you purchase under the option, which is generally determined as of the date you exercise the option, exceeds the aggregate exercise price of the option. Except in certain circumstances that are described in your option plan and option agreement, such as your death or disability, if an option is exercised more than three months after your employment is terminated, the option will not be treated as an incentive stock option and is subject to taxation under the rules applicable to nonqualified stock options that are discussed below.

   If you sell common stock that you acquired by exercising an incentive stock option, the tax consequences of the sale depend on whether the disposition is "qualifying" or "disqualifying." The disposition of the common stock is qualifying if it is made after the later of: (a) two years from the date the incentive stock option was granted or (b) at least one year after the date the incentive stock option was exercised. For purposes of this rule, the new options you receive in exchange for your existing options will be treated as granted on the date of issuance of the new options.

   If the disposition of the common stock you received when you exercised incentive stock options is qualifying, any excess of the sale price over the exercise price of the option will be treated as long-term capital gain taxable to you at the time of the sale. If the disposition is not qualifying, which we refer to as a "disqualifying disposition," the excess of the sale price over the exercise price will be taxable income to you at the time of the sale. Of that income, the amount up to the excess of the fair market value of the common stock at the time the option was exercised over the exercise price will be ordinary income for income tax purposes and the balance, if any, will be long or short-term capital gain, depending on whether or not the common stock was sold more than one year after the option was exercised.

   If you sell common stock you received when you exercised an incentive stock option in a qualifying disposition, we will not be entitled to a deduction equal to the gain you realize when you completed that sale. However, if you sell, in a disqualifying disposition, common stock you received when you exercised an incentive stock option, we will be entitled to a deduction equal to the amount of compensation income taxable to you.

   For an option to qualify as an incentive stock option, the value of the shares subject to the option that first become exercisable in any one calendar year cannot exceed $100,000, determined by using the fair market value of the shares on the date the option is granted, which is generally equal to the exercise price of the option. To the extent the value of the shares subject to your new option exceeds this $100,000 per year limitation, the remainder of the option will be treated for tax purposes as a nonqualified option, with the consequences described below, even if you receive this option in exchange for an incentive stock option. If your new option has a higher exercise price than some or all of your old incentive stock options, or if a larger portion of your new option vests immediately because of the carryover of your vesting schedule, it is possible that your new option will exceed the incentive stock option limitation.

   U.S. Federal Income Tax Consequences of Nonqualified Stock Options. Under current law, you will not realize taxable income upon the grant of a non-incentive or nonqualified stock option. However, when you exercise the option, the difference between the exercise price of the option and the fair market value of the shares you purchase pursuant to the exercise of the option on the date of exercise will be treated as taxable compensation income to you, and you will be subject to withholding of income and employment taxes at that time. We will generally be entitled to a deduction equal to the amount of compensation income taxable to you.

   The subsequent sale of the shares acquired pursuant to the exercise of a non-incentive stock option generally will give rise to capital gain or loss equal to the difference between the sale price and the sum of the exercise price paid for the shares plus the ordinary income recognized with respect to the shares, and these capital gains or losses will be treated as long-term capital gains or losses if you held the shares for more than one year following exercise of the option.

   WE RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO COUNTRY, STATE AND LOCAL TAX CONSEQUENCES OF PARTICIPATING IN THE OFFER.

14. CERTAIN TAX CONSEQUENCES FOR U.K. BASED EMPLOYEES.

   If you are a U.K. based employee of Hall Kinion or one of our subsidiaries, there are certain tax consequences and conditions of the offer that may apply depending on your tax status for U.K. tax purposes. WE STRONGLY RECOMMEND THAT YOU CONTACT YOUR PERSONAL TAX ADVISOR OR THE INLAND REVENUE TO ASSIST YOU IN DETERMINING YOUR U.K. TAX STATUS.

   If we accept and cancel the options you tender in connection with the offer, it is our understanding that the grant of the new options will not be a taxable event for U.K. income tax purposes. When you exercise your new options, you will be subject to U.K. income tax and, as discussed below, you may be subject to employee's National Insurance Contributions ("NIC") on the fair market value of Hall Kinion's shares at the time of exercise less the strike price of your new options.

   In April 1999, the U.K. Government made changes to the tax treatment on certain share options and introduced a liability to NIC on the exercise of certain stock options. As a result of this, all new options received as a result of this offer may be subject to both employee's and employer's NIC upon the exercise of the new option. The amount of the employee's and employer's NIC withholdings will be calculated by multiplying the applicable NIC rate by the difference between the fair market value of Hall Kinion's shares at the time of exercise and the strike price of your new options. Recent changes to this legislation have made it possible for the company and the employee to agree to transfer the employer's NIC charge to the employee. As a condition of this offer, if you are subject to U.K. tax on the date the new options are granted, the new option agreement between you and us will provide that you will accept the liability for and to pay any employer's NIC when you exercise the new options. Accordingly, if you are subject to U.K. tax and you elect to tender options for exchange, you must enter into a new option agreement that will transfer the employer's NIC to you.

   You should note that you do not have to pay any employee's NIC if your total earnings in the tax year in which the options were exercised are above the upper NIC threshold (currently (Pounds) 29,900 for the 2001/2002 tax year). All new options will be subject to both employee's NIC (if earnings are below the upper NIC threshold at the time of exercise) and may be subject to employer's NIC. As mentioned above, if you are subject to U.K. tax on the date the new options are granted, you must agree to accept the liability for and agree to pay any employer's NIC on new options in order to receive your new options.

   The above information is a general summary only of certain of the U.K. income tax and social security consequences of the exchange of options under the offer. This discussion is based on the U.K. legislation, regulations and administrative and judicial interpretations in force at the date of the offer, all of which may change, possibly on a retroactive basis. This summary does not discuss all of the U.K. income tax and social security consequences that may be relevant to you in light of your particular circumstances, nor is it intended to apply in all respects to all categories of option holders. As such, we recommend that you consult your own tax advisor with respect to the U.K. income tax, National Insurance Contributions, and foreign tax consequences of participating in the offer.

   This offer to exchange has not been approved for the purposes of Section 57 of the U.K. Financial Services Act 1986 ("FSA") by a person authorized under the FSA. Accordingly, this offer to exchange may only be issued or passed on in the United Kingdom to persons who are of a kind described in articles 3, 6 or 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or are persons to whom the offer to exchange may otherwise lawfully be issued or passed on. The offer to exchange is not an offer to the public in the U.K. within the meaning of the U.K. Public Offers of Securities Regulations 1995 and is being made only to persons in the U.K. who fall within an exemption from such Regulations.

15. EXTENSION OF OFFER; TERMINATION; AMENDMENT.

   We may from time to time, extend the period of time during which the offer is open and delay accepting any options tendered to us by publicly announcing the extension and giving oral or written notice of the extension to the option holders and making a public announcement thereof. If the offer is extended, then the grant date of the new options will also be extended.

   We also expressly reserve the right, in our reasonable judgment, prior to the expiration date to terminate or amend the offer and to postpone our acceptance and cancellation of any options tendered for exchange upon the occurrence of any of the conditions specified in Section 6, by giving oral or written notice of such termination or postponement to the option holders and making a public announcement thereof. Our reservation of the right to delay our acceptance and cancellation of options tendered for exchange is limited by Rule 13e-4(f)(5) promulgated under the Securities Exchange Act of 1934, which requires that we must pay the consideration offered or return the options tendered promptly after termination or withdrawal of a tender offer.

   Subject to compliance with applicable law, we further reserve the right, in our discretion, and regardless of whether any event set forth in Section 6 has occurred or is deemed by us to have occurred, to amend the offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the offer to option holders or by decreasing or increasing the number of options being sought in the offer.

   Amendments to the offer may be made at any time and from time to time by public announcement of the amendment. In the case of an extension, the amendment must be issued no later than 9:00 a.m., Eastern time, on the next business day after the last previously scheduled or announced expiration date. Any public announcement made pursuant to the offer will be disseminated promptly to option holders in a manner reasonably designated to inform option holders of such change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a press release to the Dow Jones News Service.


   If we materially change the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Securities Exchange Act of 1934. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of such terms or information.

16. FEES AND EXPENSES.

   We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of options pursuant to this offer to exchange.

17. ADDITIONAL INFORMATION.

   We have filed with the SEC a Tender Offer Statement on Schedule TO, of which this offer to exchange is a part, with respect to the offer. This offer to exchange does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials which we have filed with the SEC before making a decision on whether to tender your options:

   (a) Our Annual Report on Form 10-K for the year ended December 31, 2000, filed March 27, 2001;

   (b) Our Quarterly Report on Form 10-Q for the quarters ended April 1, 2001, filed May 15, 2001;

   (c) Our Current Report on Form 8-K filed May 1, 2001; and

   (d) The description of our common stock contained in our registration statement on Form S-1 filed on June 3, 1997, including all amendments or reports updating this description.

   These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the following SEC public reference rooms:

   450 Fifth Street,          7 World Trade Center       500 West Madison
N.W.                          Suite 1300              Street
   Room 1024                  New York, New York         Suite 1400
   Washington, D.C.        10048                         Chicago, Illinois
20549                                                 60661

   You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC's Internet site at http://www.sec.gov.

   Our common stock is quoted on the Nasdaq National Market under the symbol "HAKI," and our SEC filings can be read at the following Nasdaq address:

   Nasdaq Operations
   1735 K Street, N.W.
   Washington, D.C. 20006

   We will also provide without charge to each person to whom a copy of this offer to exchange is delivered, upon the written or oral request of any such person, a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to:

   Hall, Kinion & Associates, Inc.
   Attention: David Healey
   2570 North First Street, Suite 400
   San Jose, CA 95131
   telephone: (408) 895-5210
   fax: (408) 383-0938
   e-mail: dhealey@hallkinion.com

between the hours of 9:00 a.m. and 4:00 p.m., San Jose, California local time. As you read the documents listed in Section 17, you may find some inconsistencies in information from one document to another. Should you find inconsistencies between the documents, or between a document and this Offer to Exchange, you should rely on the statements made in the most recent document. The information contained in this Offer to Exchange about Hall, Kinion & Associates, Inc. should be read together with the information contained in the documents to which we have referred you.

18. FORWARD LOOKING STATEMENTS; MISCELLANEOUS.

   This offer to exchange and our SEC reports referred to above include "forward-looking statements" that involve substantial uncertainties. When used in this offer to exchange, the words "anticipate," "believe," "estimate," "expect," "intend" and "plan" as they relate to Hall, Kinion & Associates, Inc. or our management are intended to identify these forward-looking statements. All statements by us regarding our expected future financial position and operating results, our business strategy, our financing plans and expected capital requirements, forecasted trends relating to our services or the markets in which we operate and similar matters are forward- looking statements. Actual results may differ materially. Due to increasing uncertainties in the our market, our degree of visibility on future revenues and earnings and associated confidence level in forecast information is less than in the past. Factors that might cause a difference include, but are not limited to, those relating to general business and economic conditions, the rate of hiring and productivity of our sales and sales support personnel, the availability of qualified IT professionals, changes in the relative mix between our contract services and permanent placement services, changes in the pricing of our services, the timing and rate of entrance into new geographic markets and the addition of offices, the structure and timing of acquisitions, changes in demand for IT professionals, the financial condition of our customers, the uncertainties associated with international operations, our ability to attract and retain employees, and other risk factors listed from time to time in the reports and other documents Hall Kinion files with the Securities and Exchange Commission, including without limitation, the report on Form 10-Q for the quarter ended April 1, 2001. Hall Kinion assumes no obligation to revise or update the forward-looking statements contained in this Offer to Exchange to reflect events or circumstances after the date hereof.

   We cannot guarantee future results, performance or achievements. We do not intend to update this Offer to Exchange to conform any forward-looking statements to actual results. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this Offer to Exchange.

   We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the offer will not be made to, nor will tenders be accepted from or on behalf of, the option holders residing in such jurisdiction.

   WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR OPTIONS PURSUANT TO THE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT OR IN THE RELATED LETTER OF TRANSMITTAL. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

                                          Hall, Kinion & Associates, Inc.

June 18, 2001

                                   SCHEDULE A

        HALL, KINION & ASSOCIATES, INC.'S UNAUDITED FINANCIAL STATEMENTS
             AND MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
          CONDITION AND RESULTS OF OPERATIONS FOR THE QUARTERLY PERIOD
            ENDING APRIL 1, 2001, FILED ON FORM 10-Q ON MAY 15, 2001

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                    (In thousands, except per share amounts)
                                  (Unaudited)

                                                         April 1,  December 31,
                                                           2001      2001(1)
                                                         --------  ------------
                         ASSETS

Current Assets:
  Cash and equivalents ................................. $ 32,629    $ 42,692
  Accounts receivable, net of allowance for doubtful
   accounts of $6,007 at April 1, 2001 and $3,455 at
   December 31, 2000 ...................................   33,104      43,143
  Prepaid expenses and other current assets ............    3,334       2,653
  Deferred income taxes.................................    7,498       3,675
                                                         --------    --------
    Total current assets................................   76,565      92,163
Property and equipment, net.............................   10,971      11,783
Goodwill, net...........................................   15,927      35,096
Other assets............................................      967         779
Deferred income taxes...................................    4,779         --
                                                         --------    --------
Total assets............................................ $109,209    $139,821
                                                         ========    ========

          LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Accounts payable...................................... $  4,233    $  7,314
  Accrued salaries, commissions, and related payroll
   taxes................................................   10,426      11,428
  Accrued liabilities...................................    5,057       5,584
  Income taxes payable..................................    1,200       3,018
  Reserved for restructuring costs......................    2,572         --
                                                         --------    --------
    Total Current liabilities...........................   23,488      27,344
Long-term debt and other obligations....................      233         209
Deferred income taxes...................................      --        1,506
                                                         --------    --------
    Total liabilities...................................   23,721      29,059

Stockholders' Equity:
Common stock; $0.001 par value; 100,000 shares
 authorized; issued and outstanding: 13,199 shares at
 April 1, 2001 and 13,179 shares at December 31, 2000...   87,270      87,207
Stockholders' note receivable...........................   (1,200)     (2,267)
Accumulated translation adjustment......................      (75)        (72)
Retained earnings (deficit).............................     (507)     25,894
                                                         --------    --------
    Total stockholders' equity..........................   85,488     110,762
                                                         --------    --------
    Total liabilities and stockholders' equity.......... $109,209    $139,821
                                                         ========    ========

--------
(1)December 31, 2000 Balance Sheet has been derived from audited financial statements at that date.

                        HALL, KINION & ASSOCIATES, INC.

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                    (In thousands, except per share amounts)
                                  (Unaudited)

                                                             Three months ended
                                                             -------------------
                                                             April 1,  March 26,
                                                               2001      2000
                                                             --------  ---------
Net Revenues:
  Contract services......................................... $ 49,127   $48,086
  Permanent placement.......................................   11,784    13,494
                                                             --------   -------

Total net revenues..........................................   60,911    61,580
Cost of contract services...................................   32,669    32,017
                                                             --------   -------
Gross profit................................................   28,242    29,563

  Operating expenses........................................   34,308    24,825
  Impairment of long lived assets...........................   26,736       --
  Restructuring costs.......................................    4,610       --
                                                             --------   -------
Total operating expenses....................................   65,654    24,825
                                                             --------   -------
Income (loss) from operations...............................  (37,412)    4,738
Other income (expense), net.................................      635      (201)
                                                             --------   -------
Income (loss) before operations.............................  (36,777)    4,537
Income tax benefit (expense)................................   10,377    (1,883)
                                                             --------   -------
Net income (loss)........................................... $(26,400)  $ 2,654
                                                             ========   =======

Net income (loss) per share:
  Basic..................................................... $  (2.00)  $  0.25
  Diluted................................................... $  (2.00)  $  0.23

Shares used in per share computation:
  Basic.....................................................   13,190    10,480
  Diluted...................................................   13,190    10,579


           See notes to condensed consolidated financial statements.

                        HALL, KINION & ASSOCIATES, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)
                                  (Unaudited)

                                                           Three months ended
                                                           --------------------
                                                           April 1,   March 26,
                                                             2001       2000
                                                           ---------  ---------
Cash flows from operating activities:
 Net income (loss)........................................ $(26,400)   $ 2,654
 Adjustments to reconcile net income (loss) to net cash
  used for operating activities:
  Depreciation and amortization...........................     1,329     1,038
  Deferred income taxes...................................   (10,108)     (811)
  Interest on stockholder notes receivable ...............       --        (86)
  Impairment of long-lived assets.........................    26,736       --
  Restructuring costs.....................................     1,891       --
  Stockholders' note receivable forgiveness...............     1,067       --
  Changes in assets and liabilities:
   Accounts receivable....................................    10,039    (8,396)
   Prepaid expenses and other assets......................      (995)     (245)
   Accounts payable and accrued expenses..................    (3,990)    4,255
   Income taxes payable...................................    (1,888)    1,268
                                                           ---------  --------
    Net cash used for operating activities................    (2,319)     (323)
                                                           ---------  --------
Cash flows from investing activities:
 Purchase of property and equipment.......................    (1,970)     (714)
 Loss on sale of property and equipment...................         8       --
 Cash paid for business acquisitions......................    (3,032)      --
 Earnout payments relating to business acquisitions.......    (2,883)   (2,201)
                                                           ---------  --------
    Net cash used for investing activities................    (7,877)   (2,915)
                                                           ---------  --------
Cash flows from financing activities:
 Borrowing on debt........................................       --     13,200
 Notes payable repayments.................................       --    (11,498)
 Proceeds from exercise of options........................       133       345
                                                           ---------  --------
    Net cash provided by financing activities.............       133     2,047
                                                           ---------  --------
Net decrease in cash and equivalents......................   (10,063)   (1,191)
Cash and equivalents, beginning of period.................    42,692     1,191
                                                           ---------  --------
Cash and equivalents, end of period....................... $  32,629  $    --
                                                           =========  ========
Supplemental disclosures of cash flow information:
 Cash paid during the period for:
  Income taxes............................................ $   1,618  $    223
  Interest................................................ $      10  $  1,195
 Noncash investing and financing activities:
  Tax benefit related to stock options.................... $      70  $  5,341


           See notes to condensed consolidated financial statements.

                        HALL, KINION & ASSOCIATES, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                  (Unaudited)

   1. Basis of Presentation. The Condensed Consolidated Financial Statements have been prepared by Hall, Kinion & Associates, Inc. ("the Company") pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). Certain information and note disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States ("GAAP") have been condensed or omitted pursuant to SEC rules or regulations; however, the Company believes that the disclosures made are adequate to make the information presented not misleading. You should review these financial statements in conjunction with the financial statements and notes thereto included in the Company's 10-K for the fiscal year ending December 31, 2000.

   The unaudited interim financial information as of April 1, 2001 and for the three months ended April 1, 2001 and March 26, 2000, have been prepared inconformity with GAAP and included in the Company's Annual Report on Form 10-K for the year. In the opinion of management, such unaudited information includes all adjustments (consisting only of normal recurring accruals plus certain adjustments disclosed in notes 4 and 5) necessary for a fair presentation of this information. Operating results for the three months ended April 1, 2001, are not necessarily indicative of the results that may be expected for the year ending December 30, 2001.

   2. Comprehensive Income. Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," requires reporting by major components and as a single total, the change in the Company's net assets during the period from nonowner sources. For the three months ended April 1, 2001 and March 26,2000, the change in net assets from nonowner sources was ($3,000) and $0, respectively, for the change in the accumulated translation adjustment, and comprehensive income was ($26,403,000) and $2,654,000, respectively.

   3. Stockholder's Equity. In January 1999, the Company loaned Brenda C. Rhodes, Chief Executive Officer, $2,000,000, which bears interest at the Company's incremental rate of borrowing plus 1/8% per annum. An amended agreement was executed as of January 1, 2001, such that the loan and accrued interest to date of approximately $2,273,000 will be forgiven. The balance of the loan is being amortized through December 2001.

   4. Restructuring Costs. During the first quarter ended April 1, 2001, the Company recorded $4,610,000 for items associated with the Company's decision to restructure operations. The Company reviewed a number of factors including profitability, declining economic conditions and expected future cash flows. Based on the results of its review, the Company decided to close several offices and to reduce its current workforce. The Company has laid off approximately 60 people representing unproductive sales, sales support and administrative personnel as of April 1, 2001. Accrued restructuring costs represent approximately $1,137,000 for severance, $1,707,000 for lease terminations and other costs, and $1,766,000 for disposition of assets. As of April 1, 2001, the Company has disbursed approximately $233,000 relating to severance and approximately $638,000 for disposition of assets. The remaining accrued restructuring costs are anticipated to be settled throughout the fiscal year 2001. Based on expected communications of the restructuring plan, an additional $800,000 expense relating to severance is expected to be recorded in the second quarter of fiscal 2001.

   5. Goodwill and Other Intangible Asset Impairment. As of April 1, 2001, the Company recorded an impairment charge of approximately $26.7 million to write-down goodwill and other intangible asset associated with a number of acquisitions. The acquisitions that were written off were; TKI Acquisition Corporation, IC Planet Acquisition Corporation, Huntington Acquisition Corporation, TKO Personnel Inc., and Group-IPEX, Inc. Economic and legislative conditions have caused these companies to experience a significant decrease in the demand for their services causing a decrease in revenues, cash flows, and expected future growth. In

                         HALL KINION & ASSOCIATES, INC.

                                  (Unaudited)
addition management has decided to focus their efforts on our primary business. In analyzing these significant changes, management performed an evaluation of the recoverability of the goodwill and other long-lived assets related to these acquisitions in accordance with the SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of." Because the estimated future cash flows of these acquisitions was less than the carrying value of the related long-lived assets as of April 1, 2001, an impairment charge was recorded. The impairment charge that the Company recorded was the remaining unamortized goodwill and other intangibles of all of these subsidiaries.

   6. Business Segment Reporting. Under SFAS 131, the Company's operations are divided into two industry segments, Contracts Services and Permanent Placement Services. Operations in the Contract Services segment provides supplemental IT professionals on a contract basis. In a typical contract in the Contract Services Group, IT professionals are contracted to a high technology client, usually in connection with a specific application or project. The Permanent Placement segment provides professionals for permanent placement with the Company's corporate clients.

                         HALL KINION & ASSOCIATES, INC.

                                  (Unaudited)


   Management evaluates segment performance based primarily on segment revenues, cost of revenue, and gross profit. The Company currently does not segregate the operations of its business segments by assets.

   Continuing operations by business segments are as follows:

                                                                 Three months
                                                                     ended
                                                               -----------------
                                                                April  March 26,
                                                               1, 2001   2000
                                                               ------- ---------
                                                                (in thousands)
Contract Services:
  Net revenues................................................ $49,127  $48,086
  Cost of revenues............................................  32,669   32,017
                                                               -------  -------
    Total..................................................... $16,458  $16,069
                                                               =======  =======
Permanent Placement:
  Net revenues................................................ $11,784  $13,494
  Cost of revenues............................................     --       --
                                                               -------  -------
    Total..................................................... $11,784  $13,494
                                                               =======  =======

   New revenues to unaffiliated customers by geographic areas are as follows:

                                                                 Three months
                                                                     ended
                                                               -----------------
                                                                April  March 26,
                                                               1, 2001   2000
                                                               ------- ---------
                                                                (in thousands)
United States................................................. $60,150  $61,176
Europe........................................................     761      404
                                                               -------  -------
    Total..................................................... $60,911  $61,580
                                                               =======  =======

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   Some of the statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations" elsewhere in this report constitute forward-looking statements that involve substantial uncertainties. These statements include, among others, statements concerning the following:

  .  our business and growth strategies;

  .  the markets we serve;

  .  liquidity; and

  .  our efforts to increase brand awareness.

   We have based these forward-looking statements on our current expectations and projections about future events. In some cases, you can identify forward-looking statements by terms such as "may," "hope," "will," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential" or" continue," the negative of these terms or other comparable terminology. The forward-looking statements contained in this report involve known and unknown risks, uncertainties and other factors that may cause industry trends or our actual results, performance or achievements to be materially different from any future trends, results, performance or achievements expressed or implied by these statements. These factors include, among others, the rate of hiring and productivity of sales and sales support personnel, the availability of qualified IT professionals, changes in the relative mix between contract services and permanent placement services, changes in the pricing of our services, the timing and rate of entrance and exit into new geographic markets and the addition and closing of offices, the structure and timing of acquisitions, changes in demand for IT professionals, general economic factors, and others listed under "Risk Factors" in our other Securities and Exchange Commission filings.

   We cannot guarantee future results, performance or achievements. We do not intend to update this report to conform any forward-looking statements to actual results. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this report.

OVERVIEW

   We source and deliver the most critical component of the Internet economy-- human capital. As a leading talent source for the growing Internet economy, we provide specialized IT professionals on a short-term contract and permanent basis primarily to vendors of Internet technologies and, to a lesser extent, to users of intranets and extranets. We have 38 offices located in 24 geographic markets.

   Our Contract Services group provides specialized IT professionals on a short-term contract basis and accounted for 80.7% of our net revenues for the three months ended April 1, 2001, and 78.1% for the three months ended March 26, 2000. Our Permanent Placement Services group provides specialized IT professionals on a permanent basis and accounted for 19.3% of our net revenues for the three months ended April 1, 2001, and 21.9% for the three months ended March 26, 2000. Our net revenues are derived principally from the hourly billings of our IT professionals on contract assignments and from fees received for permanent placements. Contract services assignments typically last four to six months, and revenues are recognized as services are provided. We derive contract services revenues when our consultants are working, and therefore our operating results may be adversely affected when client facilities are closed due to holidays or inclement weather. As a result, we typically experience relatively lower net revenues in our first fiscal quarter compared to our other fiscal quarters. We derive permanent placement revenues upon permanent placement of each IT professional candidate. The fee is typically structured as a percentage of the placed IT professional's first-year annual compensation. Permanent placement revenues are recognized when an IT professional commences employment or, in the case of retained searches, upon completion of our contractual obligations.

   Net revenues decreased to $60.9 million for the three months ended April 1, 2001, from $61.6 million for the three months ending March 26, 2000, representing a 1.1% decrease. Over this same period, we increased our number of sales, sales support and administrative employees to 897 individuals in 24 geographic markets from 719 individuals in 23 geographic markets in the corresponding quarter in 2000, representing a 24.8% increase in headcount. The number of revenue producing sales and sales support employees included in the overall headcount increased to 684 as of April 1, 2001 from 567 as March 26, 2000, a 20.6% increase.

   For the first quarter ended April 1, 2001, we reported a decrease in revenue, gross profit, and income. This decrease was primarily due to the current economic slow down. While no one customer represents greater than 10% of our total revenue, we do have a number of larger customers and some dot-com customers, many of whom have issued earnings warnings and put a number of their projects on hold or have gone out of business entirely. In response to these conditions, we announced our preliminary results on March 13, 2001 which caused a decrease in our common stock price.

   Additionally, in the first quarter of 2001, we recorded an impairment charge of approximately $26.7 million to recognize the impairment of the goodwill and other intangibles associated with a number of acquisitions. We recognized an impairment of the goodwill associated with TKI Acquisition Corporation, Huntington Acquisition Corporation, IC Planet Acquisition Corporation, TKO Personnel, Inc, and Group--IPEX, Inc and other intangibles associated with IC Planet Acquisition Corporation. All of these acquisitions were completed in prior years, excluding IC Planet Acquisition Corporation, a software development company, acquired in February 2001. Economic and legislative changes have caused these acquired companies to experience a significant decrease in demand for their services and as a result, revenues, cash flows, and expected future growth rates have decreased. Due to these changes and our refocus on the core business of permanent and contract services, management performed an evaluation of the recoverability of the goodwill and other long-lived assets related to these acquisitions in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Estimated future cash flows of these operations were less than the carrying value of the related goodwill and other intangibles, requiring an impairment charge to be recorded. As a result, we wrote off the remaining unamortized goodwill and other intangibles associated with these acquired companies.

   In the first quarter of fiscal 2001, we also took a charge against earnings of $4.6 million associated with our restructuring plan, which incorporates a series of severance packages associated with layoffs, office closures, and disposition of assets. We reorganized the sales organization to better function in the current environment and position ourselves for future success. Part of this includes merging our sales operations from our Contract Services and Permanent Services groups into a less hierarchical structure. This will enable our company to better identify new areas of growth and reduce the overlap of management. Accrued restructure costs represent approximately $1.1 million for severance, $1.7 million for lease terminations and other costs, and $1.8 million for disposition of assets. As of April 1, 2001, the Company has disbursed approximately $871,000 relating to severance and disposition of assets, and closed offices located in Tampa and Orlando, Florida, Iselin, New Jersey, and Schaumburg, Illinois. In these closed locations fixed assets were determined to have minimal salvage value and were disposed. We are planning on recording an additional $800,000 of restructuring costs in the second quarter for severances relating to the restructuring plan. We are continuing to execute the plan and expect the plan to be completed by the end of the fiscal year 2001.

   Given the current down turn in the economy, a number of our customers experienced serious cash flow constraints, causing us concern regarding the collectability of our accounts receivable. Bankruptcies, company closures, and delinquencies have prompted a direct accounts receivable write off of $3.7 million. In addition, we also increased our bad debt reserve by $2.6 million to address accounts receivable balances over 60 days old. While we feel that the remaining current balances are collectible, economic conditions are still a cause for concern and we will continue to analyze the collectability of our accounts receivable.

 Results of Operations for the Three Months Ended April 1, 2001 and March 26, 2000.

   Net Revenues. Net revenues decreased 1.1% to $60.9 million for the three months ended April 1, 2001 from $61.6 million for the three months ended March 26, 2000. Net revenues from our Contract Services group increased 2.2% to $49.1 million for the three months ended April 1, 2001, from $48.1 million for the three months ended March 26, 2000. Net revenues from our Permanent Placement Services group were $11.8 million for the three months ended April 1, 2001 and $13.5 million for the three months ended March 26, 2000, representing a decrease of 12.7%. The decrease in net revenues was due primarily to the economic slow down which resulted in a decrease in the number of new assignments. Our revenue producing sales and sales support employee headcount increased throughout the year reaching 684 as of April 1, 2001 from 567 as of March 26, 2000, a 20.6% increase. Our IT professional headcount decreased to 1,326 at April 1, 2001 from 1,698 at March 26, 2000, a decrease of 21.9%.

   Gross Profit. Gross profit for our Contract Services group represents revenues less direct costs of services, which consist of direct payroll, payroll taxes, and insurance and benefit costs for IT professionals. Gross profit for our Permanent Placement Services group is essentially equal to revenues, as there are no direct costs associated with such revenues. Gross profit decreased by 4.5% to $28.2 million for the three months ended April 1, 2001, from $29.6 million for the three months ended March 26, 2000. This decrease was primarily attributable to a decrease in the number of assignments in the Contract Services group, and a decrease in demand for services from our Permanent Placement Services group.

OPERATING EXPENSES

   Operating Expenses. Operating expenses consist primarily of impairment charges relating to goodwill and other intangibles, employee costs, bad debt expense and restructure costs. Operating expenses increased by 164.5% to $65.7 million for the three months ended April 1, 2001, compared to $24.8 million for the three months ended March 26, 2000 Operating expenses as a percentage of net revenues increased to 107.8% for the three months ended April 1, 2001, from 40.3% for the three months ended March 26, 2000. The increases resulted primarily from expenses associated impairment charges relating to goodwill and other intangibles, employee costs, bad debt expense and restructure costs relating to declining economic conditions.

OTHER INCOME (EXPENSE), NET

   Other Income (Expense). Interest income increased to $598,000 for the three months ended April 1, 2001, from $93,000 for the three months ended March 26,2000. The increase in interest income resulted from interest earned from the proceeds from our secondary common stock offering in April 2000 and, to a lesser extent, loans made to certain executive officers. Interest expense decreased to $10,000 for the three months ended April 1, 2001, compared to $312,000 for the three months ended March 26, 2000. The decrease in interest expense for the three months ended April 1, 2001, was due to paying off our debt with proceeds from the secondary stock offering. Also included is a nominal amount relating to rental income and expenses and various nonrecurring charges which amount to income of $47,000 for the three months ended April 1, 2001 and $18,000 for the three months ended March 26, 2000.

INCOME TAXES

   Income Taxes. Our effective tax rate was 41.8% for the three months ended April 1, 2001, compared to 41.5% for the three months ended March 26, 2000. Our ncome tax rate varies from period to period due primarily to changes in nondeductible expenses. Net Income (Loss) Net Income (Loss). Net income decreased to a loss of $26.4 million for the three months ended April 1, 2001, compared to income of $2.7 million for the three months ended March 26, 2000. We experienced a net loss this quarter primarily due to the impairment charge, increase in bad debt, and restructuring charges.

LIQUIDITY AND CAPITAL RESOURCES

   We generally fund our operations and working capital needs through cash generated from operations, periodically supplemented by borrowings under our revolving line of credit with a commercial bank. Our operating activities used $2.3 million from operations for the three months ended April 1, 2001, compared to $323,000 for the three months ended March 26, 2000. The decrease in operating cash flow is primarily due to fluctuations in net income and the components of working capital, primarily in accounts payable and accrued salaries.

   The principal uses of cash for investing activities for the three months ended April 1, 2001, were for purchase of an acquisition and earn out payments relating to prior acquisitions.

   Currently we have a $30 million credit facility comprised of a $20 million revolving credit facility and a $10 million term loan facility. There were no borrowings under the credit facility. The interest rate on both facilities is the lower of the lender's prime rate or LIBOR. Both facilities terminate in July 2002. Borrowings under both facilities are secured by substantially all of our assets. The facilities contain covenants requiring us to maintain minimum levels of profitability and net worth and specific ratios of working capital and debt to operating cash flow. We are in compliance with all of these covenants as of April 1, 2001.

   Net cash provided by financing activities for the three months ended April, 2001, was $133,000, due to exercise of stock options.

   We believe that our cash flows from operations and amounts available under our credit facility will be sufficient to meet our cash requirements for at least twelve months.

                                   SCHEDULE B

    RESULTS OF OPERATIONS AND CONSOLIDATED AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA AND MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
 CONDITION FROM HALL, KINION & ASSOCIATES, INC.'S ANNUAL REPORT FOR THE FISCAL
      YEAR ENDING DECEMBER 31, 2000, FILED ON FORM 10-K ON MARCH 27, 2001.

Financial Statements and Supplementary Data

                HALL, KINION & ASSOCIATES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                    (in thousands, except per share amounts)

                                                      December 31, December 26,
                                                          2000         1999
                                                      ------------ ------------
                       ASSETS
Current Assets:
  Cash and equivalents...............................   $ 42,692     $ 1,191
  Accounts receivable, net of allowance for doubtful
   accounts of $3,455 in 2000 and $1,500 in 1999.....     43,143      27,987
  Prepaid expenses and other current assets..........      2,653       1,437
  Deferred income taxes..............................      3,675       1,814
                                                        --------     -------
    Total current assets.............................     92,163      32,429
  Property and equipment, net........................     11,783       9,789
  Goodwill, net......................................     35,096      33,917
  Other assets.......................................        779         419
                                                        --------     -------
    Total assets.....................................   $139,821     $76,554
                                                        ========     =======
        LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable...................................   $  7,314     $ 5,145
  Accrued salaries, commissions and related payroll
   taxes.............................................     11,428       7,322
  Accrued liabilities................................      5,584       1,714
  Income taxes payable...............................      3,018       2,688
                                                        --------     -------
    Total current liabilities........................     27,344      16,869
  Long term debt and other obligations...............        209      14,161
  Deferred income taxes..............................      1,506       1,555
                                                        --------     -------
    Total liabilities................................     29,059      32,585
                                                        ========     =======
Stockholders' Equity:
  Common stock; $0.001 par value; 100,000 shares
   authorized; shares issued and outstanding: 2000-
   13,179; 1999-10,466...............................     87,207      38,183
  Stockholder notes receivable.......................     (2,267)     (5,499)
  Accumulated translation adjustment.................        (72)          1
  Retained earnings..................................     25,894      11,284
                                                        --------     -------
    Total stockholders' equity.......................    110,762      43,969
                                                        --------     -------
Total liabilities and stockholders' equity...........   $139,821     $76,554
                                                        ========     =======

                See notes to consolidated financial statements.

                HALL, KINION & ASSOCIATES, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                    (in thousands, except per share amounts)

                                                       Years Ended
                                          --------------------------------------
                                          December 31, December 26, December 27,
                                              2000         1999         1998
                                          ------------ ------------ ------------
Net revenues:
  Contract services......................   $225,323     $145,425     $106,127
  Permanent placement....................     71,168       35,324       18,005
                                            --------     --------     --------
    Total net revenues...................    296,491      180,749      124,132
Cost of contract services................    147,539       96,502       69,066
                                            --------     --------     --------
Gross profit.............................    148,952       84,247       55,066
Operating expenses.......................    125,493       70,732       47,284
                                            --------     --------     --------
Income from operations...................     23,459       13,515        7,782
                                            --------     --------     --------
Other income (expense):
  Interest income........................      2,116          263          215
  Interest expense and other.............       (501)        (740)        (266)
                                            --------     --------     --------
    Total other income (expense), net....      1,615         (477)         (51)
                                            --------     --------     --------
Income before income taxes...............     25,074       13,038        7,731
Income taxes.............................     10,464        5,382        3,325
                                            --------     --------     --------
Net income...............................   $ 14,610     $  7,656     $  4,406
                                            ========     ========     ========
Net income per share:
  Basic..................................   $   1.18     $   0.75     $   0.47
  Diluted................................   $   1.10     $   0.71     $   0.43

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                                 (in thousands)

                                                     Years Ended
                                        --------------------------------------
                                        December 31, December 26, December 27,
                                            2000         1999         1998
                                        ------------ ------------ ------------
Net income.............................   $14,610       $7,656       $4,406
Change in accumulated translation
 adjustment............................       (73)          (4)           3
                                          -------       ------       ------
Net comprehensive income...............   $14,537       $7,652       $4,409
                                          =======       ======       ======




                See notes to consolidated financial statements.

                HALL, KINION & ASSOCIATES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (in thousands)

                           Common Stock  Stockholder Accumulated
                          --------------    Notes    Translation Retained
                          Shares Amount  Receivable  Adjustment  Earnings   Total
                          ------ ------- ----------- ----------- --------  --------
BALANCES as of December
 28, 1997...............   9,025 $32,312   $    (6)     $  2     $  (778)  $ 31,530
Net exercise of warrants
 into common stock......     250     --        --        --          --         --
Exercise of stock
 options................     215     639       --        --          --         639
Tax benefit related to
 stock options..........     --      404       --        --          --         404
Issuance of common
 stock..................      46     914       --        --          --         914
Repayment of stockholder
 note receivable........     --      --          6       --          --           6
Accumulated translation
 adjustment.............     --      --        --          3         --           3
Net income..............                                           4,406      4,406
                          ------ -------   -------      ----     -------   --------
BALANCES as of December
 27, 1998...............   9,536  34,269       --          5       3,628     37,902
Exercise of stock
 options................     930   3,457       --        --          --       3,457
Tax benefit related to
 stock options..........     --      457       --        --          --         457
Notes to stockholders...     --      --     (5,274)      --          --      (5,274)
Interest on stockholder
 notes receivable.......     --      --       (225)      --          --        (225)
Accumulated translation
 adjustment.............     --      --        --         (4)        --          (4)
Net income..............                                           7,656      7,656
                          ------ -------   -------      ----     -------   --------
BALANCES as of December
 26, 1999...............  10,466  38,183    (5,499)        1      11,284     43,969
Exercise of stock
 options................     725   4,724       --        --          --       4,724
Secondary stock
 offering...............   1,988  39,079       --        --          --      39,079
Tax benefit related to
 stock options..........     --    5,221       --        --          --       5,221
Repayments of notes from
 stockholders...........     --      --      3,446       --          --       3,446
Interest on stockholder
 notes receivable.......     --      --       (214)      --          --        (214)
Accumulated translation
 adjustment.............     --      --        --        (73)        --         (73)
Net income..............             --        --                 14,610     14,610
                          ------ -------   -------      ----     -------   --------
BALANCES as of December
 31, 2000...............  13,179 $87,207   $(2,267)     $(72)    $25,894   $110,762
                          ====== =======   =======      ====     =======   ========


                See notes to consolidated financial statements.

                HALL, KINION & ASSOCIATES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                      Years Ended
                                         --------------------------------------
                                         December 31, December 26, December 27,
                                             2000         1999         1998
                                         ------------ ------------ ------------
Cash flows from operating activities:
 Net income.............................   $ 14,610     $ 7,656      $ 4,406
 Adjustments to reconcile net income to
  net cash provided by (used for)
  operating activities:
  Depreciation and amortization.........      4,588       2,905        1,945
  Deferred income taxes.................     (1,910)        262         (666)
  Interest on stockholder notes
   receivable...........................       (145)       (225)         --
  Loss on sale of fixed assets..........        255          42            5
  Discount on early repayment of debt...        --          --            13
  Changes in assets and liabilities:
   Accounts receivable..................    (15,156)     (9,425)      (3,113)
   Prepaid expenses and other assets....     (1,576)       (509)        (211)
   Prepaid income taxes.................        --          --           407
   Accounts payable and accrued
    expenses............................     10,120       2,133        1,863
   Income taxes payable.................      5,551       2,451          485
                                           --------     -------      -------
    Net cash provided by operating
     activities.........................     16,337       5,290        5,134
                                           --------     -------      -------
Cash flows from investing activities:
 Sales of investments...................        --          --         9,578
 Purchase of property and equipment.....     (5,757)     (5,641)      (1,705)
 Cash paid for business acquisitions....        --       (7,190)     (14,074)
 Earnout payments related to business
  acquisitions..........................     (2,259)       (753)         --
                                           --------     -------      -------
    Net cash used for investing
     activities.........................     (8,016)    (13,584)      (6,201)
                                           --------     -------      -------
Cash flows from financing activities:
 Line of credit, net....................        --       (1,000)        (810)
 Borrowing on debt......................     15,548      18,349        3,000
 Repayments of debt.....................    (29,548)     (9,129)      (2,996)
 Proceeds from sale of common stock, net
  of issuance costs.....................     39,079         --           --
 Proceeds from exercise of options......      4,724       3,457          639
 Stockholder notes receivable...........      3,377      (5,274)           6
                                           --------     -------      -------
    Net cash provided by (used for)
     financing activities...............     33,180       6,403         (161)
                                           --------     -------      -------
 Net increase (decrease) in cash and
  equivalents...........................     41,501      (1,891)      (1,228)
 Cash and equivalents, beginning of
  period................................      1,191       3,082        4,310
                                           --------     -------      -------
 Cash and equivalents, end of period....   $ 42,692     $ 1,191      $ 3,082
                                           ========     =======      =======

                See notes to consolidated financial statements.

                HALL, KINION & ASSOCIATES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     YEARS ENDED DECEMBER 31, 2000, DECEMBER 26, 1999 AND DECEMBER 27, 1998


Note 1. Business and Significant Accounting Policies

   Business. Hall, Kinion & Associates, Inc. ("the Company") is an information technology staffing company specializing in placing high technology personnel on both a contract and permanent basis. In August 1999, the Company acquired substantially all of the assets of TKI Consulting, Inc. ("TKI"). During 1998, the Company acquired all of the outstanding capital stock of Group-IPEX, Inc. and TKO Personnel, Inc. ("TKO"), and substantially all of the assets from Alexander, Bohemer & Tomasco, dba, The Huntington Group, ("Huntington") and Interactive Technology Consultants, LLC, ("ITC").

   Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

   Certain Significant Risks and Uncertainties. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such management estimates include the allowance for doubtful accounts receivable and certain accruals. Actual results could differ from those estimates.

   The Company operates in a dynamic industry, and accordingly, can be affected by a variety of factors. For example, management of the Company believes that changes in any of the following areas could have a negative effect on the Company in terms of its future financial position and results of operations: ability to obtain additional financing, regulatory changes, uncertainty relating to the performance of the U.S. economy, competition, demand for the Company's services, litigation or other claims against the Company, and the hiring, training and retention of key employees.

   The Company's financial instruments that are exposed to credit risk are primarily cash and equivalents and accounts receivable. The Company places its cash with what it believes are high credit quality financial institutions. In granting credit, the Company routinely evaluates the financial strength of its customers.

   Cash and Equivalents. The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents, consisting primarily of money market funds and bank accounts, are stated at a cost which approximates fair value.

   Property and Equipment. Property and equipment are stated at cost and depreciated on a straight-line basis over the estimated useful lives of the assets, generally three to twenty-five years. Leasehold improvements are amortized over the shorter of the estimated life of the asset or the lease term.

   Goodwill. Goodwill, representing the cost in excess of the fair value of net assets acquired in acquisitions, is being amortized on a straight-line basis over 30 to 40 years. For the years ended December 31, 2000, December 26, 1999 and December 27, 1998, amortization expense was $1,080,000, $930,000 and $561,000, respectively. The Company evaluates the recoverability of goodwill on a quarterly basis based upon estimated future cash flows.

   Revenue Recognition. Revenue from contract placements is recognized as services are performed. Revenue from permanent placement contracts is recognized either upon commencement of employment or upon completion of services rendered based on contractual obligation.

                HALL, KINION & ASSOCIATES, INC. AND SUBSIDIARIES

     YEARS ENDED DECEMBER 31, 2000, DECEMBER 26, 1999 AND DECEMBER 27, 1998


   Income Taxes. The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires an asset and liability approach of accounting for income taxes.

   Stock-Based Compensation. The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees.

   Net Income Per Share. Basic net income per share excludes dilution and is computed by dividing net income attributable to common stockholders by the weighted average of common shares outstanding for the period. Diluted net income per share reflects the potential dilution that could occur if convertible securities and contracts to issue common stock were converted or exercised into common stock.

   A reconciliation of basic weighted average common stock shares to diluted weighted average common shares follows (in thousands):

                                                     Years Emded
                                        --------------------------------------
                                        December 31, December 26, December 27,
                                            2000         1999         1998
                                        ------------ ------------ ------------
Basic weighted average common shares
 outstanding...........................    12,357       10,155        9,439
Warrants...............................       --           --            10
Stock options..........................       910          561          893
                                           ------       ------       ------
Diluted weighted average shares
 outstanding...........................    13,267       10,716       10,342
                                           ======       ======       ======

   Fiscal Year. The Company's fiscal year ends on the Sunday closest to December 31. Fiscal year 2000 consisted of 53 weeks. Fiscal years 1999 and 1998 consisted of 52 weeks.

Recently Issued Financial Accounting Standards

   In December 1999, the SEC issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements," which summarizes certain of the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company believes that its revenue recognition policy complies with the provisions of SAB No. 101.

   Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, is effective for all fiscal years beginning after June 15, 2000. SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Company will adopt SFAS 133 effective January 1, 2001. We have not engaged in any transactions requiring the use of SFAS No. 133, accordingly SFAS 133 has no effect on our financial statements.

   In March 2000, the FASB issued Financial Accounting Standards Board Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation--An Interpretation of APB No. 25." Interpretation No. 44 is effective July 1, 2000. The Interpretation clarifies the application of Opinion 25 for various issues, specifically: the definition of an employee, the criteria for determining whether a plan qualifies

                HALL, KINION & ASSOCIATES, INC. AND SUBSIDIARIES

     YEARS ENDED DECEMBER 31, 2000, DECEMBER 26, 1999 AND DECEMBER 27, 1998

as a non-compensatory plan, the accounting consequences of various modifications to the terms of a previously fixed stock option or award, and the accounting for an exchange of stock compensation awards in a business combination. Adoption of Interpretation No. 44 did not have an impact on our financial statements.

Note 2. Acquisitions

   In August 1999, the Company acquired substantially all of the assets of TKI Consulting Inc. ("TKI") for $7.2 million in cash. The acquisition was accounted for as a purchase. TKI is an IT consulting and training firm, specializing in client/server, e-commerce and internet-based consulting applications. TKI delivers full project consulting services that solve business issues and saves companies time and money. TKI is based in Minneapolis, Minnesota. The purchase price exceeded the fair value of the net liabilities assumed by $8.1 million, which was recorded as goodwill and is being amortized over 40 years. If certain revenue targets set forth in the agreement providing for such acquisition are achieved, the Company has agreed to pay the seller an aggregate of $2.5 million that will be recorded as additional purchase price. The payments will be made in future installments of $625,000 each over a four year period ending 2003, payable by March 15 of the following year. No payment was made for 2000.

   In November 1998, the Company acquired substantially all of the assets of Alexander, Boehmer, Tomasco, LLC, doing business as Huntington Group (HG) and Interactive Technologies Consultants (ITC), for $8.1 million in cash. The acquisitions were accounted for as a purchase. The Huntington Group is a retained search firm, while ITC is a provider of IT professionals on a contract basis. Both companies are located in Trumbull, Connecticut. The purchase price exceeded the fair value of the net liabilities assumed by $8.9 million, which was recorded as goodwill and is being amortized over 30 to 40 years. If certain revenue and earnings targets as set forth in the agreement providing for such acquisition are achieved, the Company has agreed to pay the sellers an aggregate of $3.6 million which will be recorded as additional purchase price. The payments will be made in future installments of $600,000, $1,800,000 and $1,200,000, over a three year period ending 2002, payable by January 31 of the following year. The 1999 targets were substantially met and a $600,000 payment was made in January 2000. The 2000 targets were substantially met and a $1,700,000 payment was made in January 2001.

   In August 1998, the Company purchased all of the outstanding capital stock of TKO Personnel, Inc. for $228,000 in cash. The acquisition was accounted for as a purchase. TKO Personnel, is based in San Jose, California, is an international permanent placement recruiting organization for IT research and development professionals focusing on recruiting primarily from Japan, but also from China and Korea. The purchase price exceeded the fair value of the net liabilities assumed by $912,000 which was recorded as goodwill and is being amortized over 40 years. If certain revenue targets as set forth in the agreement providing for such acquisition are achieved, the Company has agreed to pay the sellers an aggregate of $350,000 that will be recorded as additional purchase price. The payments will be made semi-annually in installments of $58,833 over a three year period ending 2002. The first target was substantially met and the corresponding payment of $53,000 was paid in September 1999. The second and third targets were substantially met and corresponding payments of $50,747 and $58,333 were made in February 2000 and August 2000. The fourth target was also substantially met and a corresponding payment of $58,333 was paid in February 2001.

   In January 1998, the Company purchased all of the outstanding capital stock of Group-IPEX, Inc. (Group-IPEX). Group-IPEX is an international recruiting organization for information technology IT research and development professionals. Group IPEX focuses on recruiting international IT professionals primarily from India but also from Russia and China. The acquisition was accounted for as a purchase. Total consideration for this purchase was $7.3 million including approximately $250,000 of costs attributable to the acquisition.

                HALL, KINION & ASSOCIATES, INC. AND SUBSIDIARIES

     YEARS ENDED DECEMBER 31, 2000, DECEMBER 26, 1999 AND DECEMBER 27, 1998


   The consideration was paid in the form of a cash payment of $6.2 million at the date of acquisition and the issuance of 46,000 shares of the Company's Common stock valued at $914,000. The purchase price exceeded the fair value of the net liabilities assumed by $7.7 million, which was recorded as goodwill and is being amortized over 40 years. In addition, if certain earnings targets set forth in the agreement providing for such acquisitions are achieved, the Company has agreed to pay the seller an aggregate up to $3,375,000 that will be recorded as additional purchase price. The 1998 targets were substantially met and the corresponding payment of $700,000 was paid in 1999. The 1999 targets were substantially met and the corresponding payment of $1,550,000 was made on February 10, 2000. The 2000 targets have also been substantially met and the corresponding payment of $1,125,000 was made in February 2001.

   The following summarized unaudited pro forma financial information assumes that each acquisition disclosed above had occurred as of the first day of the fiscal year of the acquisition and of the preceding fiscal year (in thousands, except per share amounts):

                                                                1999     1998
                                                              -------- --------
Pro forma Information (unaudited):
Total net revenues........................................... $185,188 $137,428
Net income...................................................    7,281    3,789
Net income per share:
 Basic.......................................................     0.72     0.40
 Diluted.....................................................     0.68     0.37

   The pro forma information is for informational purposes only and may not necessarily reflect the results of operations of the Company had the acquired businesses operated as a part of the Company for the fiscal years presented. The pro forma adjustments consist primarily of goodwill amortization and additional interest for debt incurred in connection with the acquisitions.

Note 3. Property and Equipment

   Property and equipment, net consists of (in thousands):

                                                       December 31, December 26,
                                                           2000         1999
                                                       ------------ ------------
Property and equipment................................   $14,509      $11,716
Land and building.....................................     2,100        2,100
Leasehold improvements................................     1,916        1,121
                                                         -------      -------
                                                          18,525       14,937
Accumulated depreciation and amortization.............    (6,742)      (5,148)
                                                         -------      -------
                                                         $11,783      $ 9,789
                                                         =======      =======

Note 4. Debt

   The Company has a $30 million credit facility. The credit facility is comprised of a $20 million long term revolving credit facility and a $10 million term loan facility. The interest rate on both facilities is the lower of the lender's prime rate (9.5% at December 31, 2000), or LIBOR. Both these facilities terminate July 15, 2002. Borrowings under both facilities are secured by substantially all of the Company's assets. The facilities contain covenants requiring the Company to maintain minimum levels of profitability and net worth and specific ratios of working capital and debt to operating cash flow. The Company is also required to obtain the bank's consent prior to paying cash dividends. The Company was in compliance with all of those ratios and had no drawings under the credit and loan facilities as of December 31, 2000.

                HALL, KINION & ASSOCIATES, INC. AND SUBSIDIARIES

     YEARS ENDED DECEMBER 31, 2000, DECEMBER 26, 1999 AND DECEMBER 27, 1998


   Long term debt and other obligations (in thousands):

                                                       December 31, December 26,
                                                           2000         1999
                                                       ------------ ------------
Bank term loan........................................     $--        $14,000
Deferred rent.........................................      209           161
                                                           ----       -------
                                                           $209       $14,161
                                                           ====       =======

Note 5. Employee Benefit Plans

   The Company has a 401(k) profit-sharing plan covering substantially all employees with at least 90 days of continuous service. Employees may contribute up to 15% of their eligible compensation to the maximum amount allowed by the Internal Revenue Code. At the discretion of the Board of Directors, the Company may match employee contributions. In February 1998, the Board of Directors approved a nonqualified deferred compensation plan for officers and key employees. At the discretion of the Board of Directors, the Company may match contributions. The Company did not make any matching contributions in 2000, 1999 and 1998.

Note 6. Lease Commitments

   The Company leases its office facilities under various non-cancelable operating leases, which expire through 2007. Rent expense included in operating expenses for 2000, 1999 and 1998 was approximately $4,688,000, $3,089,000 and
$2,385,000, respectively. Future minimum payments under all operating leases are as follows:

       Fiscal years ending (in thousands):
       2001............................................................ $ 5,311
       2002............................................................   4,873
       2003............................................................   4,001
       2004............................................................   2,819
       2005............................................................   1,028
       Thereafter......................................................     618
                                                                        -------
                                                                        $18,650
                                                                        =======

Note 7. Stockholders' Equity

   Capital Stock. The Company is authorized to issue 110,000,000 shares of capital stock consisting of 100,000,000 shares of common stock and 10,000,000 shares of preferred stock.

   Stockholder Notes Receivable. In January 1999, the Company loaned Brenda C. Rhodes, Chief Executive Officer, $2,000,000, which bears interest at the Company's incremental rate of borrowing plus 1/8% per annum, compounded monthly. This loan is secured by 1,000,000 shares of the Company's Common Stock pledged by Ms. Rhodes. The principal balance of this note, together with accrued interest is due and payable January 25, 2002. The rate of interest for the fiscal year ended December 31, 2000 was 6.7%.

   On April 15, 1999, the Company made two loans for an aggregate of $3,274,000 to Paul H. Bartlett, former President, to enable Mr. Bartlett to pay the exercise price and income taxes associated with his exercise of an option to purchase 750,000 shares of common stock at an exercise price of $4.00 per share. The loans were repaid in June 2000.

                HALL, KINION & ASSOCIATES, INC. AND SUBSIDIARIES

     YEARS ENDED DECEMBER 31, 2000, DECEMBER 26, 1999 AND DECEMBER 27, 1998


   Stock Options. The Company's 1997 Stock Option Plan (the "Plan"), as amended, authorizes the issuance of up to 3,363,000 shares of common stock pursuant to incentive or nonqualified stock options granted under the Plan to key employees, non-employees, directors and consultants who provide services to the Company. The Plan also allows for an additional number of shares equal to 3.0% of the number of shares of Common Stock outstanding on the first day of each calendar year to be automatically added to this authorization each year pursuant to the terms of the 1997 Stock Option Plan. Under the Plan, options generally are granted at fair market value at the date of grant as determined by the Board of Directors. Such options vest over periods ranging from two to five years and expire up to ten years from the grant date.

   The Company's IT Professional Stock Plan (the "IT Professional Plan") was adopted by the Board of Directors in May 1997. The Company has authorized 785,000 shares of Common Stock for issuance under the IT Professional Plan, and an additional number of shares equal to 1.5% of the number of shares of Common Stock outstanding on the first day of each calendar year is automatically added to this authorization each year pursuant to the terms of the IT Professional Plan. At December 31, 2000, 609,000 shares of Common Stock were available for issuance under the IT Professional Plan. Under the IT Professional Plan, independent consultants may, at the discretion of the plan administrator, be granted options to purchase shares of Common Stock at an exercise price no less than 85% of the fair market value of such shares on the grant date. Options under the IT Professional Plan are generally vested based upon the tenure of the IT Professional and expire ten years from grant date.

   The Company's Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors in May 23, 1997. A total of 150,000 shares of Common Stock have been reserved for issuance under the Purchase Plan. Employees will be eligible to participate if they are employed by the Company for more than 20 hours per week and have been employed for at least ninety days. The Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions, which may not exceed 10% of an employee's cash compensation, nor more than 1,000 shares per participant on any purchase date. The purchase price of stock under the Purchase Plan will be 85% of the lower of the fair market value of the Common Stock at the beginning of the six-month offering period or on the purchase date. The Board may amend or terminate the Purchase Plan immediately after the close of any purchase date. As of December 31, 2000, the Company has not implemented the Purchase Plan.

   The Company's 2000 Stock Option Plan (the "2000 Plan") adopted by the Board of Directors, authorizes the issuance of up to 1,000,000 shares of Common Stock pursuant to nonqualified stock options granted under the 2000 Plan to key employees who provide services to the Company. Under the 2000 Plan, options generally are granted at fair market value at the date of the grant as determined by the Board of Directors. Such options vest over five years and expire up to ten years from the grant date.

                HALL, KINION & ASSOCIATES, INC. AND SUBSIDIARIES

     YEARS ENDED DECEMBER 31, 2000, DECEMBER 26, 1999 AND DECEMBER 27, 1998


   Activity under all stock option plans is as follows:

                                                                   Weighted
                                                     Number of     Average
                                                      Shares    Exercise Price
                                                     ---------  --------------
Balance, December 28, 1997.......................... 2,349,000      $ 5.63
Granted (weighted average fair value* of $1.92 per
 share).............................................   550,000      $10.50
Canceled............................................  (272,000)     $ 9.47
Exercised...........................................  (209,000)     $ 2.95
                                                     ---------
Balance, December 27, 1998.......................... 2,418,000      $ 6.54
Granted (weighted average fair value* of $4.22 per
 share).............................................   868,000      $ 8.21
Canceled............................................  (252,000)     $ 9.35
Exercised...........................................  (930,000)     $ 3.71
                                                     ---------
Balance, December 26, 1999.......................... 2,104,000      $ 8.12
Granted (weighted average fair value* of $1.92 per
 share)............................................. 1,828,000      $25.44
Canceled............................................  (320,000)     $12.92
Exercised...........................................  (724,000)     $ 6.52
                                                     ---------
Balance, December 31, 2000.......................... 2,888,000      $18.95
                                                     =========

--------
*  As computed under SFAS No. 123

   Additional information regarding options outstanding as of December 31, 2000 is as follows:

                      Options Outstanding        Options Exercisable
                    ----------------------- -----------------------------
                                 Weighted
                                  Average
                                 Remaining  Weighted             Weighted
                                Contractual Average              Average
Range of Exercise     Number       Life     Exercise   Number    Exercise
Prices              Outstanding   (Years)    Price   Exercisable  Price
-----------------   ----------- ----------- -------- ----------- --------
$ 0.300 -- $ 6.563     327,000     6.67      $ 4.99    221,000    $ 4.35
$ 6.688 -- $ 7.688     297,000     8.31      $ 7.28     70,000    $ 7.30
$ 7.838 -- $11.000     322,000     7.53      $ 9.48    195,000    $ 9.83
$13.125 -- $21.875     385,000     8.57      $18.40     84,000    $19.21
$23.984 -- $24.063     980,000     9.32      $23.98      1,000    $23.98
$24.063 -- $41.125     577,000     9.49      $29.94      1,000    $26.09
                     ---------                         -------
$ 0.300 -- $41.125   2,888,000     8.65      $18.95    572,000    $ 8.83
                     =========                         =======

   At December 31, 2000, 1,156,000 shares of common stock were available for future option grants under all Plans. As of December 26, 1999 and December 27, 1998 the number of shares of common stock underlying exercisable options were 998,000 and 1,366,000, respectively with a weighted average exercise price of $7.24 and $5.28 per share, respectively.

   Additional Stock Plan Information. As discussed in Note 1, the Company continues to account for all its stock-based awards using the intrinsic value method in accordance with APB 25, Accounting for Stock Issued to Employees and its related interpretations. Accordingly, no compensation expense has been recognized in the financial statements for employee stock arrangements, as the options exercise price is not less than the fair market value of the underlying common stock at date of grant.

                HALL, KINION & ASSOCIATES, INC. AND SUBSIDIARIES

     YEARS ENDED DECEMBER 31, 2000, DECEMBER 26, 1999 AND DECEMBER 27, 1998

   Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, (SFAS 123) requires the disclosure of pro forma net income and earnings per share had the Company adopted the fair value method as of the beginning of fiscal 1995. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of option price models, even though models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which affect the calculated values.

   The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: expected life following vesting, 14 months in 2000, 16 months in 1999 and 12 months in 1998; volatility, 78.0% in 2000, 61.9% in 1999, 37.2% in 1998; risk free interest rates, 6.7% in 2000, 5.5% in 1999, and 6.5% in 1998; and no dividends during the expected term.

   The Company's calculations are based on a multiple option valuation approach and forfeitures are recognized as they occur. If the computed fair value of the 2000, 1999, and 1998, awards had been amortized to expense over the vesting period of the awards, pro forma net income and pro forma diluted net income per share would have been $8,313,000, $0.63 per share, $3,278,000, $0.32 per share and $1,764,000, $0.18 per share, in 2000, 1999, and 1998, respectively.

Note 8. Income Taxes

   The provision for income taxes consists of the following:

                                                     Years Ended
                                        --------------------------------------
                                        December 31, December 26, December 27,
                                            2000         1999         1998
                                        ------------ ------------ ------------
                                                    (in thousands)
Current:
 Federal...............................   $ 9,557       $4,230       $3,124
 State.................................     2,817          890          867
                                          -------       ------       ------
                                           12,374        5,120        3,991
                                          -------       ------       ------
Deferred:
 Federal...............................    (1,477)         200         (533)
 State.................................      (433)          62         (133)
                                          -------       ------       ------
                                           (1,910)         262         (666)
                                          -------       ------       ------
                                          $10,464       $5,382       $3,325
                                          =======       ======       ======

   The Company's effective tax rate differs from the federal statutory rate as follows:

                                            2000         1999         1998
                                        ------------ ------------ ------------
Income tax expense at statutory rate...      35.0%        35.0%        35.0%
State income tax taxes, net of federal
 benefit...............................       6.1          6.1          6.1
Other items, net.......................       0.7          0.2          1.9
                                          -------       ------       ------
                                            41.8%         41.3%        43.0%
                                          =======       ======       ======

               HALL, KINION & ASSOCIATES, INC. AND SUBSIDIARIES

    YEARS ENDED DECEMBER 31, 2000, DECEMBER 26, 1999 AND DECEMBER 27, 1998

   The components of deferred income taxes are as follows:

                                                           December December
                                                           31, 2000 26, 1999
                                                           -------- --------
                                                            (in thousands)
Deferred tax assets:
 Allowance for doubtful accounts..........................  $1,356   $ 664
 Accrued expenses.........................................   2,319   1,150
                                                            ------   -----
  Total deferred tax assets...............................   3,675   1,814
                                                            ------   -----
Deferred tax liabilities:
 Depreciation and amortization............................     841     887
 Accrued acquisition liabilities..........................     665     668
                                                            ------   -----
  Total deferred tax liabilities..........................   1,506   1,555
                                                            ------   -----
    Net deferred income taxes.............................  $2,169   $ 259
                                                            ======   =====

Note 9. Contingencies

   The Company is party to various legal actions in the course of business. Although the ultimate outcome of these matters is not presently determinable, management believes that the resolution of all such pending matters will not have a material adverse effect on the Company's financial position or results of operations.

Note 10. Supplemental Disclosure of Cash Flow Information

   The following provides additional information concerning supplemental disclosures of cash flow activities:

                                                     Years Ended
                                        --------------------------------------
                                        December 31, December 26, December 27,
                                            2000         1999         1998
                                        ------------ ------------ ------------
                                                    (in thousands)
Cash paid during the period for:
 Income taxes..........................    $6,759       $2,083       $3,097
 Interest..............................       361          689          320
Non-cash investing and financing
 activities:
 Tax benefit related to stock options..     5,221          457          404
  Accrual interest on debt.............       --           723          --

                                                              Years Ended
                                                       -------------------------
                                                       December 26, December 27,
                                                           1999         1998
                                                       ------------ ------------
                                                            (in thousands)
Business acquisitions:
 Current assets acquired..............................   $   690      $ 2,933
 Intangible assets and equipment acquired.............     8,361       17,700
 Liabilities acquired.................................    (1,647)      (5,045)
 Common stock issued..................................        --         (914)
 Accrued expenses in connection with acquisitions.....      (214)        (600)
                                                         -------      -------
  Cash paid for business acquisitions.................   $ 7,190      $14,074
                                                         =======      =======

                HALL, KINION & ASSOCIATES, INC. AND SUBSIDIARIES

     YEARS ENDED DECEMBER 31, 2000, DECEMBER 26, 1999 AND DECEMBER 27, 1998

Note 11. Business Segment Reporting

   The Company's operations were divided into two industry segments, Contract Services and Permanent Placement Services. Operations in the Contract Services segment provide supplemental IT professionals on a contract basis. In a typical R&D contract, an IT professional is contracted to a high technology client, usually in connection with a specific application or project. The Permanent Placement segment provides professionals for permanent placement with its corporate clients. The Company currently does not segregate the operations of its business segments by assets.

   Management evaluates segment performance based primarily on segment revenues, cost of revenues, and gross profit. Continuing operations by business segment are as follows:

                                                           Cost of
                                              Net Revenues Revenues Gross Profit
                                              ------------ -------- ------------
                                                        (in thousands)
Year ended December 31, 2000
 Contract Services...........................   $225,323   $147,539   $ 77,784
 Permanent Placement.........................     71,168         --     71,168
                                                --------   --------   --------
  Total......................................   $296,491   $147,539   $148,952
Year ended December 26, 1999
 Contract Services...........................   $145,425   $ 96,502   $ 48,923
 Permanent Placement.........................     35,324         --     35,324
                                                --------   --------   --------
  Total......................................   $180,749   $ 96,502   $ 84,247
Year ended December 27, 1998
 Contract Services...........................   $106,127   $ 69,066   $ 37,061
 Permanent Placement.........................     18,005         --     18,005
                                                --------   --------   --------
  Total......................................   $124,132   $ 69,066   $ 55,066
                                                ========   ========   ========

   Net Revenues to unaffiliated customers by geographic area are as follows:

                                                       Years Ended
                                          --------------------------------------
                                          December 31, December 26, December 27,
                                              2000         1999         1998
                                          ------------ ------------ ------------
                                                      (in thousands)
United States............................   $293,045     $178,791     $122,953
Europe...................................      3,446        1,958        1,179
                                            --------     --------     --------
  Total..................................   $296,491     $180,749     $124,132
                                            ========     ========     ========

                HALL, KINION & ASSOCIATES, INC. AND SUBSIDIARIES

     YEARS ENDED DECEMBER 31, 2000, DECEMBER 26, 1999 AND DECEMBER 27, 1998


Note 12. Quarterly Financial Data (Unaudited)

   The following tabulation shows certain quarterly financial data for 2000 and 1999:

                                                            Quarter
                                                -------------------------------
2000                                               1       2       3       4
----------------------------------------------- ------- ------- ------- -------
                                                (in thousands, except per share
                                                           amounts)
Total net revenues............................. $61,580 $77,644 $79,263 $78,004
Gross profit...................................  29,563  39,904  40,469  39,016
Income before income taxes.....................   4,537   6,493   7,339   6,705
Net income.....................................   2,654   3,791   4,271   3,894
Net income per share-Basic.....................    0.25    0.30    0.33    0.30
Net income per share-Diluted...................    0.23    0.28    0.30    0.29

                                                            Quarter
                                                -------------------------------
1999                                               1       2       3       4
----------------------------------------------- ------- ------- ------- -------
                                                (in thousands, except per share
                                                           amounts)
Total net revenues............................. $35,860 $42,884 $49,324 $52,681
Gross profit...................................  15,393  20,129  23,647  25,078
Income before income taxes.....................   2,232   2,915   3,629   4,262
Net income.....................................   1,317   1,720   2,123   2,496
Net income per share-Basic.....................    0.14    0.17    0.20    0.24
Net income per share-Diluted...................    0.13    0.16    0.20    0.22

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Hall, Kinion & Associates, Inc. and Subsidiaries
San Francisco, California

   We have audited the accompanying consolidated balance sheets of Hall, Kinion & Associates, Inc. as of December 31, 2000 and December 26, 1999, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such financial statements present fairly, in all material respects, the financial position of Hall, Kinion & Associates, Inc. as of December 31, 2000 and December 26, 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE, LLP

San Jose, California
February 2, 2001

Management's Discussion and Analysis of Financial Condition and Results of Operations

   The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this report. The discussion in this section contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements. Additional information relating to forward-looking statements is included in this report under the caption "Special Note Regarding Forward-Looking Statements."

Overview

   We source and deliver the most critical component of the Internet economy-- human capital. As a leading talent source for the growing Internet economy, we provide specialized IT professionals on a short-term contract and permanent basis primarily to vendors of Internet technologies and, to a lesser extent, to users of intranets and extranets. We have 41 offices located in 25 geographic markets. Our Contract Services group provides specialized IT professionals on a short-term contract basis and accounted for approximately 76.0% of our net revenues in 2000, 80.5% in 1999, and 85.5% in 1998. Our Permanent Placement Services group provides specialized IT professionals on a permanent basis and accounted for approximately 24.0% of our net revenues in 2000, 19.5% in 1999, and 14.5% in 1998.

   Our net revenues are derived principally from the hourly billings of our IT professionals on contract assignments and from fees received for permanent placements. Contract services assignments typically last four to six months, and revenues are recognized as services are provided. We derive contract services revenues when our consultants are working, and therefore our operating results may be adversely affected when client facilities are closed due to holidays or inclement weather. As a result, we typically experience relatively lower net revenues in our first fiscal quarter compared to our other fiscal quarters. We derive permanent placement revenues upon permanent placement of each IT professional candidate. The fee is typically structured as a percentage of the placed IT professional's first-year annual compensation. Permanent placement revenues are recognized when an IT professional commences employment or, in the case of retained searches, upon completion of our contractual obligations.

   We have experienced growth by:

  .  expanding our pool of IT professionals;

  .  entering new geographic markets;

  .  adding sales and recruiting employees;

  .  opening new offices in existing geographic markets; and

  .  acquiring complementary businesses.

   Net revenues increased to $296.5 million in 2000 from $180.7 million in 1999, representing a 64.1% increase. Over this same period, we increased our number of sales, sales support and administrative employees to 920 individuals in 25 geographic markets from 678 individuals in 21 geographic markets, representing a 35.7% increase in headcount. The number of revenue producing sales and sales support employees included in the overall headcount increased to 715 in 2000 from 558 in 1999, a 28.1% increase. The addition of new offices, and the entry into new geographic markets have resulted in substantial increases in our operating expenses, primarily due to increased headcount. These expenses are incurred in advance of expected revenues because there is typically a delay before our sales and sales support personnel reach full productivity. As a result, in periods when we significantly increase our number of offices or acquisitions, our gross profit and net income may be negatively impacted. As a result of recent unfavorable economic conditions, sales in the United States may decline. If the economic conditions in the United States worsen or if a wider or global economic slowdown occurs, we may experience a material adverse impact on our business, operating results, and financial condition.

Results of Operations

   The following table sets forth, the results of operations as a percentage of net revenues for the periods shown:

                                                               Fiscal Year
                                                                Ended(1)
                                                            -------------------
                                                            2000   1999   1998
                                                            -----  -----  -----
Net revenues:
  Contract services........................................  76.0%  80.5%  85.5%
  Permanent placement services.............................  24.0   19.5   14.5
                                                            -----  -----  -----
    Total net revenues..................................... 100.0  100.0  100.0
Cost of contract services..................................  49.8   53.4   55.6
                                                            -----  -----  -----
Gross profit(2)............................................  50.2   46.6   44.4
Operating expenses.........................................  42.3   39.1   38.1
                                                            -----  -----  -----
Income from operations.....................................   7.9    7.5    6.3
Other income/(expenses)....................................   0.5   (0.3)  (0.1)
                                                            -----  -----  -----
Income before taxes........................................   8.4    7.2    6.2
Income taxes...............................................   3.5    3.0    2.7
                                                            -----  -----  -----
Net income.................................................   4.9%   4.2%   3.5%
                                                            =====  =====  =====

--------
(1) Our fiscal year ends on the last Sunday of December.
(2) Gross profit for contract services as a percentage of net contract service revenues was 34.5% in 2000, 33.6% in 1999, and 34.9% in 1998.

Fiscal Year Ended December 31, 2000 Compared to Fiscal Year Ended December 26, 1999

   Net Revenues. Net revenues increased 64.1% to $296.5 million in 2000 from $180.7 million in 1999. Net revenues from our Contract Services group increased 54.9% to $225.3 million in 2000 from $145.4 million in 1999. Net revenues from our Permanent Placement Services group were $71.2 million in 2000 and $35.3 million in 1999, representing an increase of 101.5%. The increase in net revenues in 2000 was due primarily to growth in existing offices and the addition of new offices. Our revenue producing sales and sales support employee headcount increased throughout the year reaching 715 as of the end of 2000 from 558 as of the end of 1999, a 28.1% increase. Our IT professional headcount decreased to 1,397 at the end of 2000 from 1,427 at the end of 1999, a 2.1% decrease.

   Gross Profit. Gross profit for our Contract Services group represents revenues less direct costs of services, which consist of direct payroll, payroll taxes, and insurance and benefit costs for IT professionals. Gross profit for our Permanent Placement Services group is essentially equal to revenues as there are no direct costs associated with such revenues. Gross profit increased by 76.8% to $149.0 million for 2000 from $84.2 million for 1999. This increase was primarily attributable to an increase in the number of assignments, an increase in average billing rates, and an increase in demand for services from our Permanent Placement Services group. The increase in average billing rates was primarily attributable to an increase in higher rate leading edge technology contract services assignments. Gross profit as a percentage of net revenues increased to 50.2% for 2000 from 46.6% for 1999. This increase was due primarily to an increase in the percentage of revenues from our Permanent Placement Services group. Gross profit as a percentage of net revenues from the Contract Services group, increased slightly to 34.5% for 2000 from 33.6% for 1999. This increase was primarily due to an aggressive pricing strategy in our Contract Services group.

   Operating Expenses. Operating expenses consist primarily of employee costs, recruiting expenses, marketing expenses and amortization of intangible assets related to acquisitions. Operating expenses increased by 77.4% to $125.5 million for 2000 compared to $70.7 million for 1999. Operating expenses as a percentage of net revenues increased to 42.3% for 2000, from 39.1% for 1999. The increases resulted primarily from expenses associated with increased sales, sales support and administrative employee costs, opening new offices, facility costs, amortization and depreciation expense.

   Other Expense. Interest income increased to $2.1 million for 2000 from $263,000 for 1999. The increase in interest income resulted primarily from interest on cash received from sale of common stock and to a lesser extent from interest related to loans made to some executive officers in 2000. Interest expense decreased to $361,000 for 2000 compared to $723,000 for 1999. The decrease in interest expense reflected the repayment of debt.

   Income Taxes. Our effective income tax rate was 41.8% for 2000 compared to 41.3% for 1999. Our income tax rate varies from period to period due primarily to changes in nondeductible expenses.

   Net Income. Net income increased 90.8% to $14.6 million for 2000 from $7.7 million for 1999. Net income as a percentage of net revenues was 4.9% for 2000 compared to 4.2% for 1999.

Fiscal Year Ended December 26, 1999 Compared to Fiscal Year Ended December 27, 1998

   Net Revenues. Net revenues increased 45.6% to $180.7 million in 1999 from $124.1 million in 1998. Net revenues from our Contract Services group increased 37.0% to $145.4 million in 1999 from $106.1 million in 1998. Net revenues from our Permanent Placement Services group were $35.3 million in 1999 and $18.0 million in 1998, representing an increase of 96.2%. The increase in net revenues in 1999 was due primarily to growth in existing offices, addition of new offices and, to a lesser extent, acquisitions of complementary businesses. Our revenue producing sales and sales support employee headcount increased throughout the year reaching 558 as of the end of 1999 from 397 as of the end of 1998, a 40.6% increase. Our IT professional headcount increased to 1,427 at the end of 1999 from 1,159 at the end of 1998, an increase of 23.1%.

   Gross Profit. Gross profit for our Contract Services group represents revenues less direct costs of services, which consist of direct payroll, payroll taxes, and insurance and benefit costs for IT professionals. Gross profit for our Permanent Placement Services group is essentially equal to revenues as there are no direct costs associated with such revenues. Gross profit increased by 53.0% to $84.2 million for 1999 from $55.1 million for 1998. This increase was primarily attributable to an increase in the number of assignments, an increase in average billing rates, and an increase in demand for services from our Permanent Placement Services group. The increase in average billing rates was primarily attributable to an increase in higher rate leading edge technology contract services assignments. Gross profit as a percentage of net revenues increased to 46.6% for 1999 from 44.4% for 1998. This increase was due primarily to an increase in the percentage of revenues from our Permanent Placement Services group. Gross profit as a percentage of net revenues from the Contract Services group, while within our historical range, decreased slightly to 33.6% for 1999 from 34.9% for 1998. This decrease was attributable primarily to our customers' Y2K concerns. During the latter half of 1999, many companies chose not to make system changes due to Y2K concerns. Therefore we experienced increased non-billable time in some of our Contract Services group offices.

   Operating Expenses. Operating expenses consist primarily of employee costs, recruiting expenses, marketing expenses and amortization of intangible assets related to acquisitions. Operating expenses increased by 49.6% to $70.7 million for 1999 compared to $47.3 million for 1998. Operating expenses as a percentage of net revenues increased to 39.1% for 1999 from 38.1% for 1998. The increases resulted primarily from expenses associated with increased sales, sales support and administrative employee costs, facility costs, amortization and depreciation expense, and costs for a new marketing campaign.

   Other Expense. Interest income increased to $263,000 for 1999 from $215,000 for 1998. The increase in interest income resulted from interest related to loans made to some executive officers in 1999. Interest expense increased to $723,000 for 1999 compared to $255,000 for 1998. The increase in interest expense primarily reflected debt incurred in connection with acquisitions and an overall increase in interest rates.

   Income Taxes. Our effective income tax rate was 41.3% for 1999 compared to 43.0% for 1998. Our income tax rate varies from period to period due primarily to changes in nondeductible expenses.

   Net Income. Net income increased 73.8% to $7.7 million for 1999 from $4.4 million for 1998. Net income as a percentage of net revenues was 4.2% for 1999 compared to 3.5% for 1998.

Liquidity and Capital Resources

   We generally fund our operations and working capital needs through cash generated from operations, periodically supplemented by borrowings under our revolving line of credit with a commercial bank. Our operating activities generated cash of approximately $16.4 million in 2000 and $5.3 million in 1999. Cash provided from our operating activities for 2000 increased primarily due to improved operating margins, and aggressive cash collection policies.

   The principal uses of cash for investing activities for 2000 were for the purchase of property and equipment, and earn out payments relating to business acquisitions. Purchases of property and equipment included upgrading our network and other technology systems.

   We have a $30 million credit facility that is comprised of a $20 million revolving credit facility and a $10 million term loan facility. As of December 31, 2000, there were no borrowings under the revolving credit, nor under the term loan facility. The interest rate on both facilities is the lower of the lender's prime rate or LIBOR. Both facilities terminate in July 2002. Borrowings under both facilities are secured by substantially all of our assets. The facilities contain covenants requiring us to maintain minimum levels of profitability and net worth and specific ratios of working capital and debt to operating cash flow. We are in compliance with all of these covenants as of December 31, 2000.

   Net cash provided by financing activities for 2000 was $33.1 million, due primarily to proceeds from sale of common stock associated with the secondary offering in April 2000 and partially offset by repayment of debt.

   We believe that our cash flows from operations and amounts available under our credit facility will be sufficient to meet our cash requirements for at least twelve months.

Recently Issued Financial Accounting Standards

  . In June 1998, the Financial Accounting Standards Board adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The statement is effective for our fiscal year ending in December 2001, and will not be applied retroactively to the financial statements of prior periods. We have not engaged in any transactions requiring the use of SFAS No. 133, accordingly SFAS 133 has no effect on our financial statements.

  . In March 2000, the FASB issued Financial Accounting Standards Board Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation--An Interpretation of APB No. 25." Interpretation No. 44 is effective July 1, 2000. The Interpretation clarifies the application of Opinion 25 for various issues, specifically: the definition of an employee, the criteria for determining whether a plan qualifies as a non-compensatory plan, the accounting consequences of various modifications to the terms of a previously fixed stock option or award, and the accounting for an exchange of stock compensation awards in a business combination. Interpretation No. 44 did not have an impact on our financial statements.

  . Revenue Recognition--In December, 1999, the SEC issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements," which summarizes certain of the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company believes that its revenue recognition policy complies with the provisions of SAB No. 101.

Item 7.a. Quantitative and Qualificative Disclosures about Market Risk

   The following discussion about our market risk disclosures involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. We are exposed to market risk related to changes in interest rates and foreign currency exchange rates. We do not use derivative financial instruments for speculative purposes.

   Interest Rate Risk. As of December 31, 2000, we had no fixed rate long-term debt, or any borrowings against a $20 million revolving line of credit. If short-term interest rates were to increase 10 percent, the increased interest expense associated with these arrangements would not have a material impact on our net income or cash flows. We also currently have $42.7 million in cash and cash equivalents that are invested in the highest rated commercial paper and money market funds. If short-term interest rates were to decrease 10 percent, the decrease would not have a material impact on our net income or cash flows. We do not hedge any interest rate exposures. Historically, borrowings and repayments under our revolving line of credit facilities represented the most significant components of cash provided by or used for financing activities. Under an arrangement with a commercial bank, we may borrow an amount not to exceed $30 million with interest at the bank's prime interest rate, or LIBOR, whichever is lower. The borrowings under the line of credit facility are due in full on July 15, 2002 or on demand if the terms of the agreement are not met. The borrowings are collateralized by substantially all of our assets.

   Foreign Currency Exchange Rate Risk. The United Kingdom pound is the functional currency in our subsidiary in the United Kingdom. We do not currently enter into foreign exchange forward contracts to hedge the balance sheet exposures and intercompany balances against future movements in foreign exchange rates. However, we do maintain cash balances denominated in the United Kingdom pound. If foreign exchange rates were to weaken against the U.S. dollar immediately and uniformly by 10 percent from the exchange rate at December 31, 2000, the fair value of these foreign currency amounts would decline by an immaterial amount.

                                   SCHEDULE C

                             INFORMATION CONCERNING
                      THE DIRECTORS AND EXECUTIVE OFFICERS
                       OF HALL, KINION & ASSOCIATES, INC.

   The directors and executive officers of Hall, Kinion & Associates, Inc. and their positions and offices as of June 18, 2001, are set forth in the following table:

Name                     Position and Offices Held
----                     -------------------------
Brenda C. Rhodes........ Chief Executive Officer, Chairman of the Board and Director
Martin A. Kropelnicki... Vice President, Chief Financial Officer and Secretary
Rita S. Hazel........... Senior Vice President
Craig J. Silverman...... Chief Marketing Officer
Anthony L. Cefalu....... Vice President of Finance
Herbert I. Finkelman.... Director
Jack F. Jenkins-Stark... Director
Michael C. Stein........ Director
Todd J. Kinion.......... Director
Jon H. Rowberry......... Director

   The address of each director and executive officer is: c/o Hall, Kinion & Associates, Inc., 2570 North First Street, Suite 400, San Jose, California 95131.

                        HALL, KINION & ASSOCIATES, INC.

               OFFER TO EXCHANGE OUTSTANDING OPTIONS TO PURCHASE
           SHARES OF COMMON STOCK OF HALL, KINION & ASSOCIATES, INC.
              HAVING AN EXERCISE PRICE PER SHARE OF $15.00 OR MORE

                               ----------------

                     THE OFFER AND WITHDRAWAL RIGHTS EXPIRE
               AT 12:00 MIDNIGHT, PACIFIC TIME ON JULY 17, 2001,
                  UNLESS THE OFFER IS EXTENDED BY HALL KINION.

                               ----------------

   Any questions or requests for assistance or additional copies of any documents referred to in the offer to exchange may be directed to:

                        Hall, Kinion & Associates, Inc.
                            Attention: David Healey
                       2570 North First Street, Suite 400
                               San Jose, CA 95131
                           telephone: (408) 895-5210
                              fax: (408) 383-0938
                         e-mail: dhealey@hallkinion.com

                               ----------------

                                 June 18, 2001